Eli Lilly and Company
Annual Meeting of Shareholders

Proxy Statement

Lilly

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

March 3, 2000

Dear Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders on Monday, April 17, 2000. The meeting will be held at the Hilbert Circle Theatre, 45 Monument Circle, Indianapolis, Indiana, at 11:00 a.m. (Indianapolis time).

The Notice of Annual Meeting of Shareholders and the Proxy Statement accompanying this letter describe the business we will consider at the meeting. Your vote is very important. I urge you to vote by mail, by telephone, or by the Internet in order to be certain your shares are represented at the meeting even if you plan to attend.

I look forward to seeing you at the meeting.

Sidney Taurel
Chairman of the Board, President, and
Chief Executive Officer

Eli Lilly and Company

Notice of Annual Meeting of Shareholders

April 17, 2000

The Annual Meeting of Shareholders of Eli Lilly and Company will be held at the Hilbert Circle Theatre, 45 Monument Circle, Indianapolis, Indiana, on Monday, April 17, 2000, at 11:00 a.m. (Indianapolis time), for the following purposes:

1. To elect four directors of the Company to serve three-year terms;

2. To ratify the appointment by the Board of Directors of Ernst & Young LLP as principal independent auditors for the year 2000;

3. To approve amendments to the 1998 Lilly Stock Plan to permit the grant of nonqualified stock options to nonemployee directors;

4. To consider and to act upon a proposal by shareholders requesting that the Company endorse the CERES (Coalition for Environmentally Responsible Economies) Principles, if the proposal is presented at the meeting;

5. To consider and to act upon a proposal by a shareholder requesting that the Board of Directors take the necessary steps to declassify the Board of Directors so that all directors are elected annually, if the proposal is presented at the meeting;

6. To consider and to act upon a proposal by shareholders requesting that the Company implement a policy of price restraint on pharmaceuticals for individual consumers and institutional purchasers and to report to the shareholders on policies and procedures for pharmaceutical pricing, if the proposal is presented at the meeting.

7. To transact any other business properly before the Annual Meeting.

Shareholders of record at the close of business on February 15, 2000, will be entitled to vote at the meeting and any adjournment of the meeting.

Attendance at the meeting will be limited to shareholders, those holding proxies from shareholders, and invited guests from the media and financial community. If you plan to attend the meeting, please request an Admittance Card in advance as instructed on page 3 of the Proxy Statement.

This Proxy Statement, proxy, and the Company's Annual Report to Shareholders are being mailed on or about March 3, 2000.

By order of the Board of Directors,

Alecia A. DeCoudreaux
Secretary

March 3, 2000
Indianapolis, Indiana

Eli Lilly and Company

Proxy Statement
Annual Meeting of Shareholders
April 17, 2000

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Eli Lilly and Company (the "Company") of proxies to be voted at the Annual Meeting of Shareholders ("Annual Meeting") to be held on Monday, April 17, 2000, and at any adjournment of the meeting. The following questions and answers provide important information about the Annual Meeting and this Proxy Statement.

What am I voting on?

- Election of four directors (Mr. Charles E. Golden, Mr. Kenneth L. Lay, Mr. Sidney Taurel, and Mr. Alva O. Way)
- Ratification of Ernst & Young LLP as the Company's independent auditors
- Approval of amendments to the 1998 Lilly Stock Plan to permit the grant of nonqualified stock options to nonemployee directors
- A proposal by shareholders requesting that the Company endorse the CERES (Coalition for Environmentally Responsible Economies) Principles, if it is presented at the meeting
- A proposal by a shareholder requesting that the Board of Directors take steps to declassify the Board, if it is presented at the meeting
- A proposal by shareholders requesting that the Company implement a policy of price restraint on pharmaceuticals for individual consumers and institutional purchasers and to report to the shareholders on policies and procedures for pharmaceutical pricing, if the proposal is presented at the meeting

Who is entitled to vote?

Shareholders as of the close of business on February 15, 2000 (the "Record Date"), are entitled to vote at the Annual Meeting. You are entitled to one vote for each share of common stock you held on the Record Date, including shares:

- Held directly in your name as the "shareholder of record"
- Attributed to your account in the Lilly Employee Savings Plan ("Savings Plan")
- Held for you in an account with a broker, bank, or other nominee

How do I vote by proxy?

If you are a shareholder of record, you may vote your proxy by any one of the following methods.

By mail. Sign and date each proxy you receive and return it in the prepaid envelope. If you return your signed proxy but do not indicate your voting preferences, we will vote on your behalf FOR the election of the four nominees for director listed above, FOR the ratification of the selection of the independent auditors, FOR the amendments to the 1998 Lilly Stock Plan, AGAINST the proposal to adopt the CERES Principles, AGAINST the proposal to take steps to declassify the Board, and AGAINST the proposal to implement a policy of price restraint on pharmaceuticals and to report to the shareholders on policies and procedures for pharmaceutical pricing. Sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as an attorney, executor, administrator, guardian,

trustee, or the officer or agent of a company or partnership), you should indicate your name and your title or capacity. If the stock is held in custody for a minor (for example, under the Uniform Transfers to Minors Act), the custodian should sign, not the minor. If the stock is held in joint ownership, one owner may sign on behalf of all the owners.

By telephone. Shareholders in the United States, Puerto Rico, and Canada may vote by telephone by following the instructions on the enclosed proxy card. Telephone voting is controlled by an individual number printed on your proxy card to ensure that only you can vote your shares. Voting by telephone has the same effect as voting by mail. If you vote by telephone, you do not need to return your proxy card.

By Internet. If you prefer, you may vote by Internet by following the instructions on the enclosed proxy card. Like telephone voting, Internet voting is controlled by an individual number printed on your proxy card to ensure that only you can vote your shares. Voting by Internet has the same effect as voting by mail. If you vote by Internet, you do not need to return your proxy card.

You have the right to revoke your proxy anytime before the meeting by (1) notifying the Company's Secretary in writing, or (2) executing a later-dated proxy by telephone, by Internet, or in writing. If you are a shareholder of record, you may also revoke your proxy by voting in person at the meeting.

How do I vote in person?

If you are a shareholder of record, you may vote your shares in person at the meeting. However, we encourage you to vote by proxy card, by telephone, or by Internet even if you plan to attend the meeting.

How do I vote my shares in the Savings Plan?

You may vote your shares in the Savings Plan by completing and returning the enclosed proxy card or by telephone or Internet as described above. To the extent possible, shares that you hold through the Savings Plan have been combined on one proxy card with shares that you hold as shareholder of record. By returning one proxy card or by voting once by telephone or Internet, you will be voting all the shares.

How do I vote my shares that are held by my broker?

If you have shares held by a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following instructions that the broker or nominee provides for you. Most brokers offer voting by mail, telephone, and Internet.

What does it mean if I receive more than one proxy card?

It means that you hold shares registered in more than one account. To ensure that all your shares are voted, sign and return each card. Alternatively, if you vote by telephone or Internet, you will need to vote once for each proxy card you receive.

Who will count the votes?

Representatives of The Corporation Trust Company will tabulate the votes and act as independent inspectors of election.

What constitutes a quorum?

A majority of the outstanding shares, present or represented by proxy, constitutes a quorum for the Annual Meeting. As of the Record Date, 1,092,565,591 shares of Company common stock were issued and outstanding.

How many votes are needed for approval of each item?

Directors will be elected by a plurality of the votes cast at the Annual Meeting, meaning the four nominees receiving the most votes will be elected directors. Only votes cast for a nominee will be counted, except that the accompanying proxy will be voted for the four management nominees unless the proxy contains instructions to the contrary. Abstentions, broker nonvotes (defined below), and instructions to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes. However, such action will not reduce the number of votes otherwise received by the nominees. (A "broker nonvote" occurs when a broker submits a proxy that does not indicate a vote for some of the proposals because the beneficial owners have not instructed the broker on how to vote on such proposals and the broker does not have discretionary authority to vote in the absence of instructions.)

Approval of the amendments to the 1998 Lilly Stock Plan requires an affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the meeting. For this proposal, an abstention will have the same effect as a vote against the proposal. Broker nonvotes will not be voted for or against the proposal and will not be counted as entitled to vote.

All other proposals will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions and broker nonvotes will not be counted either for or against the proposal.

What should I do if I want to attend the Annual Meeting?

All shareholders as of the Record Date may attend by presenting an Admittance Card at the meeting. If you are a shareholder of record, we have included a Request for Admittance Card with this proxy statement. Complete the Request for Admittance Card and return it to the Company. If you did not receive a Request for Admittance Card (for example, if you hold your shares in an account with a broker), you may request an Admittance Card by sending proof of share ownership, such as a broker's statement, to the Company's Secretary, Lilly Corporate Center, Indianapolis, Indiana 46285 to receive an Admittance Card.

If you have questions about your Admittance Card, you may call (317) 433-5112 or send an e-mail message to Annual_Meeting@Lilly.com.

What percentage of stock do the directors and officers own?

Together, they own approximately 0.175 percent of Company common stock as of February 4, 2000. (See pages 11-12 for details.)

Who are the largest principal shareholders?

As of February 4, 2000, Lilly Endowment, Inc., owned 168,435,804 shares (or 15.417 percent). As of December 31, 1999, FMR Corp. (the parent company of Fidelity Management & Research Company) and related parties owned 87,248,661 shares (or 7.986 percent). National City Bank, Indiana held 54,883,526 shares (or 5.023 percent), in various fiduciary capacities. (See page 12 for details.)

When are shareholder proposals for the 2001 meeting due?

The Company's 2001 Annual Meeting is scheduled for April 16, 2001. To be considered for inclusion in next year's Proxy Statement, a shareholder proposal must be submitted in writing and received by the Company by November 3, 2000. Address proposals to the Company's Secretary, Lilly Corporate Center, Indianapolis, Indiana 46285. In addition, the Company's By-laws provide that any shareholder wishing to nominate a candidate for director or to propose other business at the Annual Meeting must give the Company written notice 90 days before the meeting, and the notice must provide certain other information as described in the By-laws. Copies of the By-laws are available to shareholders free of charge upon request to the Company's Secretary.

Item 1. Election of Directors

Under the Company's Articles of Incorporation, the Board of Directors is divided into three classes with approximately one-third of the directors standing for election each year for a three-year term. The shareholders are requested to vote for four nominees for director whose terms expire at this Annual Meeting: Mr. Charles E. Golden, Mr. Kenneth L. Lay, Mr. Sidney Taurel, and Mr. Alva O. Way. Each has consented to serve for an additional term.

If any director is unable to stand for election, the Board may, by resolution, provide for a lesser number of directors or designate a substitute. In the latter event, shares represented by proxies may be voted for a substitute director.

Biographical Information

Information regarding each director, including each director nominated for election, is set forth on the following pages.

Nominees for director for three-year terms ending in 2003:

The Board recommends a vote FOR these nominees.



Charles E. Golden — Director since 1996
Executive Vice President and Chief Financial Officer — Age 53

Mr. Golden joined the Company as Executive Vice President and Chief Financial Officer in 1996. Prior to joining the Company, he served as Vice President of General Motors Corporation ("GM"), and Chairman and Managing Director of Vauxhall Motors Limited, a subsidiary of GM in the United Kingdom, from 1993 to 1996. Mr. Golden joined GM in 1970 and held a number of executive positions in that company's domestic and international operations. Mr. Golden is a director of Clarian Health Partners, a trustee of the Indianapolis Museum of Art, a member of the U.S. advisory board of INSEAD, and a member of the National Advisory Board of Chase Manhattan Corporation.



Kenneth L. Lay, Ph.D. Director since 1993
Chairman of the Board and Chief Executive Officer, Enron Corp. Age 57

Mr. Lay has served Enron Corp. as Chairman of the Board since 1986 and Chief Executive Officer since 1985. He joined Enron as President and Chief Operating Officer in 1985. Prior to joining Enron, he served as Chairman and Chief Executive Officer of Houston Natural Gas and as President, Chief Operating Officer, and a director of Transco Energy Company. Mr. Lay is a director of Compaq Computer Corporation, EOTT Energy Corp., Azurix Corp., and Trust Company of the West.



Sidney Taurel Director since 1991
Chairman of the Board, President, and Chief Executive Officer Age 51

Mr. Taurel has been the Company's Chief Executive Officer since July 1998 and Chairman of the Board since January 1999. He joined the Company in 1971 and has held management positions in the Company's operations in Brazil and Europe. Mr. Taurel served as President of Eli Lilly International Corporation from 1986 until 1991, as Executive Vice President of the Pharmaceutical Division from 1991 until 1993, as Executive Vice President of the Company from 1993 until 1996, and as President and Chief Operating Officer of the Company from 1996 until July 1998. He is a director of ITT Industries, Inc., and The McGraw-Hill Companies, Inc.; a member of the Board of Overseers of the Columbia Business School; and a trustee of the Indianapolis Museum of Art.



Alva O. Way Director since 1980
Chairman of the Board, IBJ Whitehall Bank & Trust Company Age 70

Mr. Way became Chairman of the Board of IBJ Whitehall Bank & Trust Company in 1986. He also serves as a director of and consultant to Schroder p.l.c., London, and related companies. Mr. Way previously served as President of both The Travelers Corporation and American Express Company and served in executive positions at General Electric Company. He is a director of Gould, Inc., and Ryder System, Inc. Mr. Way also serves as a member of the Board of Fellows and Chancellor Emeritus of Brown University.

Directors continuing in office until 2001:



Steven C. Beering, M.D. Director since 1983
President, Purdue University Age 67

Dr. Beering has served as President of Purdue University since 1983. He served as Dean of the Indiana University School of Medicine and Director of the Indiana University Medical Center from 1974 until 1983. Dr. Beering is a fellow of the American College of Physicians and the Royal Society of Medicine and a member of the National Academy of Sciences Institute of Medicine. He is a director of American United Life Insurance Company; Arvin Industries, Inc.; Veridian Corporation; and NiSource, Inc. Dr. Beering is the past national chairman of the Association of American Universities.



Franklyn G. Prendergast, M.D., Ph.D. Director since 1995
Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology, Mayo Medical School, and Director, Mayo Clinic Cancer Center Age 54

Dr. Prendergast is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology at Mayo Medical School and the Director of the Mayo Clinic Cancer Center. Dr. Prendergast is engaged in medical research and has held several other teaching positions at the Mayo Medical School since 1975. Dr. Prendergast serves on the Board of Trustees of the Mayo Foundation and its Executive Committee.



Kathi P. Seifert Director since 1995
Executive Vice President, Kimberly-Clark Corporation Age 50

Mrs. Seifert is Executive Vice President for Kimberly-Clark Corporation. She joined Kimberly-Clark in 1978 and has served in several capacities in connection with both the domestic and international marketing of consumer products. Mrs. Seifert is a director of the Aid Association for Lutherans, ThedaCare Health Group, and the Fox Cities Performing Arts Center. She also is a member of the Chancellor's Advisory Board of the University of Wisconsin, Oshkosh.

Directors continuing in office until 2002:



Alfred G. Gilman, M.D., Ph.D. Director since 1995
Regental Professor and Chairman, Department of Pharmacology, The University of Texas Southwestern Medical Center Age 58

Dr. Gilman has served as Professor and Chairman of the Department of Pharmacology at The University of Texas Southwestern Medical Center since 1981. He has held the Raymond and Ellen Willie Distinguished Chair in Molecular Neuropharmacology at the university since 1987 and was named a Regental Professor in 1995. Dr. Gilman was on the faculty of the University of Virginia School of Medicine from 1971 until 1981, where he was named a Professor of Pharmacology in 1977. He is a director of Regeneron Pharmaceuticals, Inc. Dr. Gilman was a recipient of the Nobel Prize in Physiology or Medicine in 1994.



Karen N. Horn, Ph.D. Director since 1987
Managing Director, Marsh Private Client Services, Marsh, Inc. Age 56

Mrs. Horn has served as Managing Director, Marsh Private Client Services of Marsh, Inc., a subsidiary of the Marsh and McLennan Companies, since 1999. Prior to joining Marsh, she was Managing Director and Head of International Private Banking at Bankers Trust Company; Chairman of the Board, Bank One, Cleveland, N.A.; President of the Federal Reserve Bank of Cleveland; Treasurer of Bell of Pennsylvania; and Vice President of First National Bank of Boston. Mrs. Horn is a director of TRW, Inc. She also serves as director of Delta Capital Management (The U.S. Russia Investment Fund), a Presidential appointment.



August M. Watanabe, M.D. Director since 1994
Executive Vice President, Science and Technology Age 58

Dr. Watanabe has served as Executive Vice President, Science and Technology, since 1996. Prior to joining the Company, he was on the faculty of the Indiana University School of Medicine from 1972 to 1990, serving as Professor and Chairman of the Department of Medicine between 1983 and 1990. He joined the Company in 1990 as Vice President of Lilly Research Laboratories and was named Group Vice President of Lilly Research Laboratories in 1992. He was appointed a Vice President of the Company and elected to the Board of Directors in 1994. He is a fellow of the American College of Physicians and the American College of Cardiology; a director of the Indiana University Foundation, the Regenstrief Institute for Health Care, and the Indiana Symphony Society; and a member of the Board of Visitors of Wheaton College.

Meetings and Committees of the Board of Directors

The Board has established the following Committees:

Audit Committee
- Oversees internal controls, audits, financial reporting, and compliance program
- Recommends independent auditors to the Board of Directors and oversees their activities

Compensation Committee
- Establishes executive officers' compensation
- Administers Deferred Compensation Plan, certain stock plans, and EVA Bonus Plan

Finance Committee
- Reviews current and long-range financial strategy and planning, including dividends, share repurchases, complex business transactions, and borrowings

Public Policy Committee
- Reviews policies, practices, and procedures relating to public policy and social, political, and economic issues affecting the Company

Science and Technology Committee
- Reviews and makes recommendations regarding the Company's strategic research goals and objectives
- Reviews new developments, technologies, and trends in pharmaceutical research and development

Directors and Corporate Governance Committee
- Recommends candidates for membership on the Board and Board committees
- Considers candidates for the Board recommended by shareholders
- Oversees matters of corporate governance, including board performance
- Reviews and recommends compensation of nonemployee directors

This Committee will consider a candidate for director proposed by a shareholder. A candidate must be highly qualified and be both willing and expressly interested in serving on the Board. (See page 9 for selection criteria.) A shareholder wishing to propose a candidate for the Committee's consideration should forward the candidate's name and information about the candidate's qualifications to the Company's Secretary.

	Board	Audit	Compensation	Finance	Public Policy	Science and Technology	Directors and Corporate Governance
Dr. Beering	Member		Chair			Member	Member
Dr. Gilman	Member				Member	Member	
Mr. Golden	Member			Member			
Mrs. Horn	Member		Member	Member			Chair
Mr. Lay	Member		Member	Chair			Member
Dr. Prendergast	Member	Member			Member	Chair	
Mrs. Seifert	Member	Member		Member	Chair		
Mr. Taurel	Chair						
Dr. Watanabe	Member					Member	
Mr. Way	Member	Chair	Member				Member
Number of 1999 Meetings	7	4	3	3	3	2	6

In 1999, each director attended at least 75 percent of the total number of meetings of the Board and of the committees on which he or she serves.

Highlights of the Company's Corporate Governance Principles

The following is a summary of the corporate governance principles adopted by the Board of Directors. The complete text is available upon request from the Company's Secretary, Lilly Corporate Center, Indianapolis, IN 46285.

I. Role of the Board

The directors are elected by the shareholders to oversee the actions and results of the Company's management. Their responsibilities include:

- Providing general oversight of the business
- Approving corporate strategy and major management initiatives
- Providing oversight of legal and ethical conduct
- Nominating, compensating, and evaluating directors
- Selecting, compensating, and, when necessary, replacing the chief executive officer and other senior executives
- Evaluating Board processes and performance

II. Independence of Directors

Mix of Independent Directors and Officer-Directors

There should always be a substantial majority of independent, nonemployee directors. The chief executive officer should be a Board member. Other officers may from time to time be Board members, but no officer other than the chief executive officer should expect to be elected to the Board by virtue of his or her office.

Criteria for Qualification as Independent Director

A director is considered independent if he or she is not an employee or former employee of the Company, has no connection with the Company as a substantial supplier of or customer for goods or services, and does not obtain compensation from the Company other than directors'

compensation and dividends. Members of the Audit and Compensation Committees must also meet the applicable independence tests of the New York Stock Exchange, Securities and Exchange Commission, and Internal Revenue Code.

Conflicts of Interest

Occasionally a director's business or personal relationships may give rise to a material interest that conflicts, or appears to conflict, with the interests of the Company. The Board, after consultation with counsel, takes appropriate steps to ensure that all directors voting on an issue are disinterested. In appropriate cases, the affected director will be excused from discussions on the issue.

To avoid any appearance of a conflict, Board decisions on certain matters of corporate governance are made solely by the independent directors. These include executive compensation; the selection, evaluation, and removal of the chief executive officer; and other matters pertaining to the senior management of the Company.

III. Composition of the Board

Criteria for Selection

The Board seeks directors with a diverse mix of backgrounds, experiences, geography, gender, and ethnicity, including individuals with these backgrounds:

- Active or retired chief executive officers and senior executives
- International business
- Medicine and science
- Information technology
- Finance
- Marketing and sales

Director Tenure

Subject to the Company's charter documents, the governance principles establish the following expectations for director tenure:

- Nonemployee directors will resign from the Board effective at the annual meeting of shareholders following their seventy-second birthday.
- Employee directors will resign from the Board when they retire or otherwise cease to be active employees of the Company.
- A nonemployee director who retires or changes principal job responsibilities will offer to resign from the Board. The Directors and Corporate Governance Committee will assess the situation and recommend to the Board whether to accept the resignation.

There are no term limits for directors. As noted below, the Directors and Corporate Governance Committee periodically assesses director contributions when considering whether to renominate a director.

IV. Director Compensation and Equity Ownership

The Directors and Corporate Governance Committee annually reviews Board compensation. Any recommendations for changes are made to the full Board by the chief executive officer following a review of the recommendations by the Committee.

Directors should hold meaningful equity ownership positions in the Company; accordingly, a significant portion of overall director compensation is in the form of Company equity.

V. Responsibilities and Functioning of the Board

Selection of Chairman and Chief Executive Officer; Succession Planning

The Board customarily combines the roles of chairman and chief executive officer, believing this generally provides the most efficient and effective leadership model. The Board recognizes that, in certain occasional circumstances such as leadership transition, it may be desirable to assign these roles to two different persons for a relatively short period of time.

The chair of the Compensation Committee recommends to the Board an appropriate process by which a new chief executive officer will be selected, depending on the circumstances at the time.

The chief executive officer develops and maintains a process for advising the Board on succession planning for the chief executive officer and other key leadership positions. He or she reviews this plan annually with the nonemployee directors, who are responsible to oversee succession planning.

Evaluation of Chief Executive Officer

The chair of the Compensation Committee leads the nonemployee directors annually in assessing the performance of the chief executive officer. The results of this review are discussed with the chief executive officer and used by the Compensation Committee in establishing his or her compensation for the next year.

Assessment of Board Processes and Performance

The Directors and Corporate Governance Committee periodically assesses the performance of the Board, its committees, and Board processes. The Committee also assesses the contributions of individual directors at least every three years when considering whether to recommend nominating the director to a new three-year term.

Corporate Strategy

Once each year, the Board, together with senior management, devotes an extended meeting to discussing and providing direction for the corporate strategic plan. Throughout the year, significant corporate strategy decisions are brought to the Board for approval.

Executive Sessions of Directors

At least twice a year, the nonemployee directors meet in executive session with the chief executive officer. In addition, the nonemployee directors meet alone at least once a year to review the chief executive officer's performance and at other times as they see fit.

Lead Director

The Board does not believe it is necessary to formally designate a lead director. The chair of the Compensation Committee leads the process for selecting and evaluating the chief executive officer. When nonemployee directors meet for other purposes without the chairman, they may designate a director to chair the meeting whenever they believe that would be useful.

VI. Board Committees

Number, Structure, and Independence

The duties and membership of the six Board-appointed committees are described on pages 7-8 of this Proxy Statement. Only nonemployee directors may serve on the Audit and Compensation Committees. All other committees must have a majority of nonemployee directors, and only nonemployee directors may chair any committee.

Committee membership and selection of committee chairs are determined by the Directors and Corporate Governance Committee after consulting the chairman of the board and after considering the desires of the Board members.

Functioning of Committees

Each committee's charter is determined and reviewed periodically by the Board. The Board may form new committees or disband a current committee (except the Audit and Compensation Committees) as appropriate. The frequency, length, and agenda of committee meetings are determined by the chair of the committee.

Common Stock Ownership by Directors and Executive Officers

The following table sets forth the number of shares of Company common stock beneficially owned by the directors, the Named Executive Officers listed on page 15, and all directors and executive officers as a group, as of February 4, 2000.

Name of Individual or Identity of Group	Shares Owned Beneficially (1)	
Steven C. Beering, M.D.	22,324	
Alfred G. Gilman, M.D., Ph.D.	4,966	
Charles E. Golden	57,926	(2)
Rebecca O. Goss	114,266	(3)
Pedro P. Granadillo	147,181	(4)
Karen N. Horn, Ph.D.	17,733	
Kenneth L. Lay, Ph.D.	47,126	(5)
Franklyn G. Prendergast, M.D., Ph.D.	9,696	
Kathi P. Seifert	7,634	
Sidney Taurel	607,753	(6)
August M. Watanabe, M.D.	558,238	(7)
Alva O. Way	27,069	
All directors and executive officers as a group (15 persons)	1,914,922	

(1) Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and sole investment power with respect to the shares shown in the table to be owned by that person. The shares shown do not include the following shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 4, 2000: Mr. Golden, 200,000 shares; Ms. Goss, 200,000 shares; Mr. Granadillo, 294,558 shares; Mr. Taurel, 747,416 shares; Dr. Watanabe, 157,120 shares; and all directors and executive officers as a group, 2,188,326 shares. The shares shown include, in the case of employees of the Company, shares credited to the accounts of the employees under The Lilly Employee Savings Plan ("Savings Plan"). In case of nonemployee directors, the shares shown above include the following shares credited to the directors' accounts under the Lilly Directors' Deferral Plan: Dr. Beering, 19,858; Dr. Gilman, 4,966; Mrs. Horn, 15,678; Mr. Lay, 16,176; Dr. Prendergast, 9,696; Mrs. Seifert, 6,002; and Mr. Way, 27,069. See page 13 for a description of that plan. No person listed in the table owns more than 0.0556 percent of the outstanding common stock of the Company. All directors and executive officers as a group own 0.175 percent of the outstanding common stock of the Company.

(2) The shares shown for Mr. Golden include 534 shares credited to his account under the Savings Plan.

(3) The shares shown for Ms. Goss include 8,351 shares credited to her account under the Savings Plan. Ms. Goss's children have sole voting power and sole investment power with respect to 195 shares that are included in the table, and Ms. Goss disclaims any beneficial interest in those shares.

(4) The shares shown for Mr. Granadillo include 17,061 shares credited to his account under the Savings Plan.
(5) Mr. Lay has shared voting power and shared investment power with respect to 20,220 shares that are included in the table and are owned by a family partnership of which he is a partner.
(6) The shares shown for Mr. Taurel include 13,301 shares credited to his account under the Savings Plan.
(7) The shares shown for Dr. Watanabe include 3,854 shares credited to his account under the Savings Plan.

Principal Holders of Common Stock

To the best of the Company's knowledge, and except as set out below, Lilly Endowment, Inc. (the "Endowment"), and FMR Corp. (the parent company of Fidelity Management & Research Company) and related parties are the only beneficial owners of more than 5 percent of the outstanding shares of the Company's common stock. The following table sets forth information regarding this ownership:

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Lilly Endowment, Inc. 2801 North Meridian Street Indianapolis, Indiana 46208	168,435,804	15.417
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	87,248,661	7.986

The Endowment's holdings are shown as of February 4, 2000. The Endowment has sole voting and sole investment power with respect to its shares. The Board of Directors of the Endowment is composed of Mr. Thomas M. Lofton, Chairman; Mr. N. Clay Robbins, President; Otis R. Bowen, M.D.; Mrs. Mary K. Lisher; Drs. William G. Enright and Earl B. Herr, Jr.; and Messrs. Eli Lilly II and Eugene F. Ratliff. Each of the directors is a shareholder of the Company.

Information with respect to FMR Corp. and related parties is based on statements filed by those parties under Section 13 of the Securities Exchange Act of 1934 reporting shareholdings as of December 31, 1999. Of the total shares reported, Fidelity Management & Research Company beneficially owns 81,014,391 shares; Fidelity Management Trust Company beneficially owns 5,363,419 shares; and Fidelity International Limited beneficially owns 870,851 shares. Also included as reporting persons on the filing are Edward C. Johnson 3d, Chairman of FMR Corp., and Abigail P. Johnson, Director of FMR Corp. The reporting persons have sole voting power with respect to 4,665,000 shares and sole investment power with respect to all 87,248,661 shares.

As of February 15, 2000, National City Bank of Indiana ("NCBI") held 54,883,526 shares of the Company's common stock (5.023 percent of the outstanding shares) in various fiduciary capacities. About half of the shares are held by it as trustee under the Savings Plan, savings plans of other companies, and the employee stock ownership plan. In addition, NCBI holds shares for various parties in personal trusts, agency and custodial accounts, pension accounts, estates, and guardianships. NCBI has sole voting power with respect to 25,572,665 shares, shared voting power with respect to 13,856 shares, sole investment power with respect to 4,781,516 shares, shared investment power with respect to 13,141,580 shares, and the right to vote an additional 24,665,458 shares in the savings plans to the extent it is not instructed on how to vote such shares by plan participants.

Directors’ Compensation

Employee directors receive no additional compensation for serving on the Board or its Committees. Non-employee directors receive a retainer of $3,750 per month and $1,600 for each Board meeting attended. In addition, they are paid $1,600 for each Committee or other meeting attended if that meeting is not held on the same day as a Board meeting. Directors are also reimbursed for customary and usual travel expenses. The Company does not have a retirement plan for nonemployee directors.

Under the Lilly Directors’ Deferral Plan, directors may elect to defer all or part of their cash compensation in either a Deferred Compensation Account or a Deferred Stock Account. Amounts in the Deferred Compensation Account earn interest at 2 percent above the prime interest rate annually (as adjusted each December). The aggregate amount of interest accrued for the participating directors in 1999 was $257,966.

Compensation deferred in the Deferred Stock Account is credited in the form of hypothetical shares of the Company’s common stock based on the market price of the stock at the time of the deferral. Hypothetical dividends are “reinvested” into additional shares based on the market price of the stock on the date dividends are paid. In addition, on the first business day in December, the Company credits each nonemployee director’s Deferred Stock Account with 700 shares. All shares in the Deferred Stock Accounts are hypothetical and are not issued or transferred until the director resigns or dies. The director may elect that, upon resignation from the Board, the Deferred Compensation Account will be paid in a lump sum or in annual or monthly installments for up to 10 years and the Deferred Stock Account will be paid in a lump sum or in annual installments for up to 10 years.

Beginning in 2000, directors will be eligible to receive stock option grants under the 1998 Lilly Stock Plan if the shareholders approve the amendments to that plan at the Annual Meeting. See “Item 3. Proposal to Approve Amendments to the 1998 Lilly Stock Plan.” The Company believes that stock options are the most cost-efficient vehicle for delivering compensation. In addition, stock options are consistent with the Company’s pay-for-performance philosophy, since the stock options will have value only to the extent that the share price increases. The number of shares to be granted will be determined by the Board each year in accordance with the Company’s compensation philosophy, which specifies that total compensation value should be competitive with the pay of directors of other leading companies and should reflect Company performance.

Performance Graph

The following performance graph compares the cumulative total shareholder return on the Company’s common stock with Standard & Poor’s 500 Stock Index and the Peer Group for the years 1995 through 1999. The graph is constructed on the assumption that $100 was invested on December 31, 1994, in each of the Company’s common stock, the S&P 500 Stock Index, and the Peer Group common stock.

Comparison of Five-Year Cumulative Total Return*
Among Lilly, S&P 500 Stock Index, and Peer Group**



$700.00
$600.00
$500.00
$400.00
$300.00
$200.00
$100.00
$0.00
1994
1995
1996
1997
1998
1999
Lilly
S&P 500
Peer Group

Fiscal Years Ended December 31

	1994	1995	1996	1997	1998	1999
Lilly	$100.00	$176.68	$234.03	$452.48	$584.06	$442.71
S&P 500	100.00	137.45	168.93	225.21	289.43	349.92
Peer Group	100.00	157.35	197.19	296.53	444.57	395.71

* Total return assumes reinvestment of dividends.

** The Peer Group has been constructed by the Company as the industry index for purposes of the performance graph and is composed of 11 companies in the pharmaceutical industry used by the Company to benchmark compensation of executive officers. The 11 companies are Abbott Laboratories; American Home Products Corporation; Bristol-Myers Squibb Company; Glaxo Holdings p.l.c.; Johnson & Johnson; Merck & Co.; Pfizer, Inc.; Pharmacia & Upjohn, Inc.; Schering-Plough Corporation; SmithKline Beecham p.l.c.; and Warner-Lambert Company.

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table shows the compensation paid to Mr. Taurel and to the four most highly compensated executive officers other than Mr. Taurel who were serving as executive officers as of December 31, 1999. The following individuals are referred to as the "Named Executive Officers."

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation (1)		
					Awards	Payouts	
		Salary ($)	Bonus(2) ($)	Other Annual Compen-sation ($)	Number of Securities Underlying Options Granted	Long-Term Incentive Plan Payout ($)	All Other Compen-sation ($)
Sidney Taurel	1999	1,300,000	1,893,377	188,134	350,000	2,581,625 (3)	78,005 (4)
Chairman of the Board, President,	1998	1,016,690	1,658,051	144,278	290,000	1,962,000	61,001
and Chief Executive Officer	1997	860,000	650,778	123,246	125,000	1,245,960	51,602
August M. Watanabe, M.D.	1999	709,500	786,521	32,566	120,000	1,222,875 (3)	42,570 (4)
Executive Vice President,	1998	663,000	862,058	24,353	80,000	1,553,250	39,780
Science and Technology	1997	636,000	518,534	20,856	60,000	899,860	38,160
Charles E. Golden	1999	709,500	775,017	29,368	120,000	1,222,875 (3)	42,570 (4)
Executive Vice President	1998	663,000	844,801	14,667	80,000	1,553,250	39,780
and Chief Financial Officer	1997	636,000	492,649	5,797	60,000	824,872	38,160
Pedro P. Granadillo	1999	550,080	553,145	62,718	100,000	760,900 (3)	33,005 (4)
Senior Vice President, Human	1998	469,190	579,587	30,192	65,000	1,144,500	28,151
Resources and Manufacturing	1997	401,400	299,985	18,833	40,000	692,200	24,084
Rebecca O. Goss	1999	472,020	457,191	28,397	80,000	760,900 (3)	28,321 (4)
Senior Vice President and	1998	427,020	509,265	14,901	50,000	1,144,500	25,621
General Counsel	1997	413,880	299,985	9,417	40,000	692,200	24,833

(1) The Company's stock plans do not provide for stock appreciation rights. Accordingly, none were granted during the years indicated. Mr. Golden has 12,500 shares of restricted stock valued at $831,250 on December 31, 1999. Dr. Watanabe has 20,000 shares of restricted stock valued at $1,330,000 on December 31, 1999.

(2) Includes amounts credited under the EVA® Bonus Plan for the year indicated and paid in the following year and an additional amount paid out of a "bonus bank" of amounts credited in prior years but not previously paid. The amounts remaining in the "bonus bank" will be either paid in later years or forfeited, depending on the extent to which future annual financial performance goals under the EVA Bonus Plan are achieved.

(3) Amounts paid in Company common stock (except for amounts paid in cash to satisfy tax withholding requirements) in February 2000 under the performance award program for the period January 1, 1998, through December 31, 1999.

(4) Company contribution to the named individual's account in the Savings Plan.

Stock Option Grants

The following table provides information on options to purchase Company common stock granted in 1999 to the Named Executive Officers under the 1998 Lilly Stock Plan.

Option Shares Granted in Last Fiscal Year (1)

	Individual Grants				
Name	Number of Securities Underlying Options Granted	% of Total Option Shares Granted to Employees in Fiscal Year	Exercise or Base Price Per Share (2)	Expiration Date	Grant Date Present Value (4)
Sidney Taurel	350,000	2.79	$66.375	10/16/09 (3)	$ 6,898,500
August M. Watanabe, M.D.	120,000	0.96	$66.375	10/16/09 (3)	$ 2,365,200
Charles E. Golden	120,000	0.96	$66.375	10/16/09 (3)	$ 2,365,200
Pedro P. Granadillo	100,000	0.80	$66.375	10/16/09 (3)	$ 1,971,000
Rebecca O. Goss	80,000	0.64	$66.375	10/16/09 (3)	$ 1,576,800

(1) The Company's stock plans do not provide for stock appreciation rights. Accordingly, none were granted in 1999.
(2) Options are granted at the market price of Company common stock on the date of grant.
(3) These options will become exercisable October 18, 2002.
(4) These values were established using the Black-Scholes stock option valuation model. Assumptions used to calculate the grant date present value of option shares granted during 1999 were in accordance with SFAS 123, as follows:
  (a) Expected Volatility—The standard deviation of the continuously compounded rates of return calculated on the average daily stock price over a period of time immediately preceding the grant and equal in length to the expected life. The volatility was 25.2 percent.
  (b) Risk-Free Interest Rate—The rate available at the time the grant was made on zero-coupon U.S. Government issues with a remaining term equal to the expected life. The risk-free interest rate was 6.15%.
  (c) Dividend Yield—The expected dividend yield was 2.73 percent based on the historical dividend yield over a period of time immediately preceding the grant date equal in length to the expected life of the grant.
  (d) Expected Life—The expected life of the grant was seven years calculated based on the historical expected life of previous grants.
  (e) Forfeiture Rate—Under SFAS 123, forfeitures may be estimated or assumed to be zero. The forfeiture rate was assumed to be zero based on the immateriality of actual calculated forfeiture rates.

Stock Option Exercises and Option Values

The following table contains information concerning stock options exercised during 1999 and stock options unexercised at the end of 1999 with respect to the Named Executive Officers.

Aggregated Option Shares Exercised in Last Fiscal Year and Fiscal Year-End Option Values (1)

Name	Number of Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised, In-The-Money Options at Fiscal Year-End (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Sidney Taurel	353,884	$ 27,557,769	747,416	765,000	$ 33,054,100	$ 612,750
August M. Watanabe, M.D.	100,000	$ 5,455,191	157,120	260,000	$ 6,004,530	$ 161,400
Charles E. Golden	–0–	–0–	200,000	260,000	$ 6,921,000	$ 161,400
Pedro P. Granadillo	82,946	$ 6,308,964	294,558	205,000	$ 13,985,228	$ 110,100
Rebecca O. Goss	55,400	$ 3,177,402	200,000	170,000	$ 8,871,000	$ 107,600

(1) The Company's stock plans do not provide for stock appreciation rights. Accordingly, stock appreciation rights were not exercised during 1999 and no stock appreciation rights were outstanding on December 31, 1999.

(2) Represents the amount by which the market price of the common stock of the Company exceeded the exercise prices of unexercised options on December 31, 1999.

Long-Term Incentive Awards

The following table provides information on long-term performance awards granted in 1999 to the Named Executive Officers under the 1998 Lilly Stock Plan.

Long-Term Incentive Plan Awards in Last Fiscal Year

Name	Number of Shares Awarded (1)	Performance Period Until Payout	Estimated Future Payments Under Non-Stock Price Based Plans (2)		
			Threshold # Shares	Target # Shares	Maximum # Shares
Sidney Taurel	28,000	2 years	18,760	28,000	56,000
August M. Watanabe, M.D.	9,000	2 years	6,030	9,000	18,000
Charles E. Golden	9,000	2 years	6,030	9,000	18,000
Pedro P. Granadillo	7,300	2 years	4,900	7,300	14,600
Rebecca O. Goss	5,600	2 years	3,760	5,600	11,200

(1) Represents the targeted award amount payable in the year 2002 if earned for the fiscal years 2000-2001 award period.

(2) Payouts are determined by the aggregate earnings-per-share ("EPS") level for the award period. The target amount will be paid if 100 percent of the targeted EPS is achieved; the threshold amount will be paid if at least 97.4 percent of the targeted EPS is achieved; and the maximum amount will be paid if 108.3 percent or more of the targeted EPS is achieved. No payment will be made unless at least 97.4 percent of the targeted EPS level is achieved.

Compensation Committee Report

The Compensation Committee consists of four nonemployee directors. The Committee regularly reviews the Company's executive compensation policies and practices and establishes the compensation of executive officers. The Committee also administers the Deferred Compensation Plan, the EVA Bonus Plan (the "EVA Plan"), and the 1998 Lilly Stock Plan, the stock plan covering executive officers and other members of management.

A. Executive Compensation Policy

The Committee's executive compensation policy is based on principles that guide the Company in establishing all its compensation programs. The Company designs programs to attract, retain, and motivate highly talented individuals at all levels of the organization. In addition, the programs are designed to be cost-effective and to treat all employees fairly. To that end, all programs, including those for executive officers, share these characteristics:

- Compensation is based on the level of job responsibility, individual performance, and Company performance. As employees progress to higher levels in the organization, an increasing proportion of their pay is linked to Company performance.

- Compensation also reflects the value of the job in the marketplace. To attract and retain a highly skilled work force, the Company must remain competitive with the pay of other premier employers who compete with the Company for talent.

- To align the interests of employees with those of shareholders, the Company provides employees worldwide at all levels of the organization the opportunity for equity ownership through various Company programs. In addition, executive officers and other key employees worldwide have the opportunity to build more substantial equity ownership through Company stock plans.

- Compensation programs are developed and administered to foster the long-term focus required for success in the research-based pharmaceutical industry.

The Committee believes that the Company's executive compensation program reflects these principles and gives executives strong incentives to maximize Company performance and therefore enhance shareholder value. The program consists of both annual and long-term components, which should be considered together in assessing whether the program is attaining its objectives.

In establishing total compensation, the Committee considers various measures of Company performance, including total market value, total shareholder return, and Economic Value Added ("EVA"). These data assist the Committee in exercising its judgment in establishing total compensation ranges. In evaluating Company performance measures, the Committee does not assign them relative weights; rather, it makes a subjective determination based on a collective consideration of all such measures.

The Committee also compares the Company's total compensation package (and, to the extent meaningful, the compensation of individual executive officers) with those global pharmaceutical companies of comparable size and stature to the Company that constitute the "Peer Group" for the Performance Graph on page 14. The Peer Group companies are identified in a footnote to the Performance Graph.

The Committee uses the Peer Group data primarily as benchmarks to ensure that the executive compensation program as a whole is within the broad middle range of comparative pay of the Peer Group companies. The Committee does not target a specific position in the range of comparative data for each individual or for each component of compensation. Individual amounts are established in view of the comparative data and such other factors as level of responsibility, prior experience, and the Committee's subjective judgment as to individual contribution. These factors are not assigned specific mathematical weights; rather, the Committee exercises its judgment and discretion in the information it reviews and the analysis it considers.

The Company also retains independent compensation and benefits consultants to assist in evaluating executive compensation programs. The use of independent consultants provides additional assurance that the Company's programs are reasonable and consistent with the Company's objectives.

B. Components of Executive Compensation

Annual Cash Compensation. Annual cash compensation for 1999 consisted of base salary and a cash bonus under the EVA Bonus Plan ("EVA Plan").

Base salaries are determined with reference to Company and individual performance for the previous year, internal relativity, and market conditions, including pay at the Peer Group companies and general inflationary trends. Assessment of individual performance includes consideration of a person's impact on financial performance as well as judgment, creativity, effectiveness in developing subordinates and a diverse organization, and contributions to improvement in the quality of the Company's products and operations. As noted above, the Committee uses the Peer Group and other market data to test for reasonableness and competitiveness of base salaries but also exercises subjective judgment in view of the Company's compensation objectives.

Cash bonuses for management are paid under the EVA Plan, a formula-based plan designed around the concept of Economic Value Added. In basic terms, EVA is aftertax operating profit less the annual total cost of capital. Under the EVA Plan, the size of bonuses varies directly with the amount by which aftertax operating profit exceeds the cost of capital. Thus, the EVA Plan rewards managers who increase shareholder value by most effectively deploying the capital contributed by the shareholders. The EVA Plan places bonuses "at risk" in that if the Company fails to achieve the target EVA, the bonuses earned can be reduced or even be negative, resulting in a reduction of future years' bonuses. The Committee determines the participants and sets the target bonus levels before the beginning of the year. As to the executive officers, the Committee's intent is to set target bonuses such that total annual cash compensation is within the broad middle range of Peer Group companies and a substantial proportion of that compensation is linked to Company performance.

Long-Term Incentives. The Company employs two forms of long-term incentives granted under the 1998 Lilly Stock Plan: performance awards and stock options. These incentives foster the long-term focus necessary for continued success in the research-based pharmaceutical business. They also provide individuals in leadership roles the opportunity for substantial equity ownership to ensure proper focus on shareholder value. Performance awards and stock options have traditionally been granted broadly and deeply within the organization, with approximately 2,800 management and professional employees now participating. In 1999, the Company also granted stock options to essentially all its nonmanagement work force worldwide through the third highly successful GlobalShares program, which has given the Company's employees worldwide a unified focus on shareholder value.

Performance awards provide employees shares of Company common stock if certain performance goals are achieved. The awards, which are granted annually, are structured as a schedule of shares of common stock based on the Company's achievement of specific cumulative earnings-per-share ("EPS") levels over a two-year award period.

Stock options are an important part of the Company's performance-based compensation. Stock options provide a strong incentive to increase shareholder value, because Company stock options have value only if the stock price increases over time. The Company's 10-year options, granted at the market price on the date of grant, ensure that employees are oriented to growth over the long term. In addition, the options encourage retention because they carry a three-year vesting period and, if not exercised, are forfeited if the employee leaves the Company before retirement.

Continuing a philosophy instituted in the prior year, the Committee determined that the total compensation of the executive officers for 1999 should be weighted more heavily to "pay at risk" in the form of equity awards, and that the mix of overall equity awards for all levels of management should be shifted to deliver a greater proportion of the total equity in the form of stock options. These changes have two benefits. First, they deliver compensation in a more cost-effective way, as stock options do not result in compensation expense for financial reporting purposes at the time they are granted or exercised. Second, they place management compensation more at risk for Company performance, because stock options have value only if the stock price increases. The size of performance award and stock option grants to executive officers in 1999 was determined consistent with this change in emphasis with individual awards based on the recipient's level of responsibility. The Committee also considered the size of grants to individuals in previous years, internal relativity, and comparisons to Peer Group companies.

Adjustments for Extraordinary Events. Consistent with past practices, the Committee adjusted the financial results on which incentive awards were determined to eliminate the effect of certain accounting adjustments and other extraordinary one-time items. The adjustments ensure that award payouts reflect ongoing operating results and are not artificially inflated or deflated due to unusual, one-time events. For example, adjustments were made to eliminate the one-time effect during the award period of gains

on certain asset dispositions and a litigation settlement and one-time charges relating to certain asset impairments and a large charitable foundation funding commitment.

Deductibility Cap on Executive Compensation. Federal income tax law disallows the Company a tax deduction for certain compensation paid in excess of $1 million to the Named Executive Officers. "Performance-based compensation," as defined in the tax law, is not subject to the deductibility limitation provided certain shareholder approval and other requirements are met. The Committee's policy is to qualify the incentive compensation of the Named Executive Officers for full corporate deductibility whenever feasible and consistent with the goals of the compensation program. The Company has taken steps to qualify bonuses under the EVA Plan and compensation related to stock options and performance awards under the 1998 Lilly Stock Plan for full deductibility as "performance-based compensation."

C. Chief Executive Officer Compensation

The compensation of Mr. Taurel consisted of the same elements as the other senior executives, namely base salary, EVA bonus, performance awards, and stock options. In establishing Mr. Taurel's compensation, the Committee applied the principles outlined above in the same manner as they were applied to the other executives. The Committee reviewed Company performance relative to the Peer Group companies, including EVA and total shareholder return. The Committee did not assign these performance measures relative weights but rather made a subjective determination after considering the data collectively.

In late 1998, the Committee approved increases in Mr. Taurel's 1999 base salary and EVA bonus target based on Mr. Taurel's successful transition and strong early performance in the role of chief executive officer and on his assumption of the additional duties of chairman of the board in January 1999. The increases were designed to bring Mr. Taurel's total annual cash compensation approximately to the median of the Peer Group chairpersons and chief executive officers while at the same time placing a greater proportion of his cash compensation "at risk." Accordingly, his base salary was increased from $1,100,000 to $1,300,000 and his EVA bonus target was increased from $1,100,00 to $1,430,000.

In late 1999, the Committee reviewed Mr. Taurel's cash and equity compensation. The Committee determined it was appropriate to strengthen the link between Mr. Taurel's interests and the shareholders by weighting his overall compensation more heavily toward equity awards. Accordingly, Mr. Taurel's stock option award size was increased while his base salary for 2000 was not increased. In October 1999, Mr. Taurel received an option for 350,000 shares at $66.375 per share, the market price on the date of the grant. The Committee also granted a performance award to Mr. Taurel to be earned over the two-year award period 2000-2001. If earnings-per-share targets are achieved, Mr. Taurel will receive 28,000 shares (before taxes) in 2002. As discussed above under "Long-Term Incentives," the Committee shifted the mix of total equity awards to bring greater emphasis to stock options, resulting in a more cost-effective program that also places the equity awards at greater risk. Consistent with that change, and also taking into consideration internal relativity, Peer Group data, and the size of grants in previous years, Mr. Taurel's stock option was increased from the previous year but the performance award was not.

Compensation Committee

Steven C. Beering, M.D., Chairperson
Karen N. Horn, Ph.D.
Kenneth L. Lay, Ph.D.
Alva O. Way

Retirement Plan

Pension Plan Table

Average Annual Earnings (Highest 5 of Last 10 Years)	Years of Service						
	15	20	25	30	35	40	45
$ 500,000	$102,020	$136,020	$170,025	$204,035	$238,040	$238,040	$243,300
1,000,000	207,350	276,450	345,570	414,685	483,800	483,800	486,610
1,500,000	312,675	416,885	521,110	625,335	729,560	729,560	729,910
2,000,000	418,000	557,320	696,650	836,985	975,320	975,320	975,320
2,500,000	523,325	697,755	872,195	1,046,635	1,221,075	1,221,075	1,221,075
3,000,000	628,650	838,185	1,047,735	1,257,285	1,466,835	1,466,835	1,466,835
3,500,000	733,975	978,620	1,223,280	1,467,935	1,712,595	1,712,595	1,712,595
4,000,000	839,300	1,119,055	1,398,820	1,678,590	1,958,355	1,958,355	1,958,355
4,500,000	944,625	1,259,490	1,574,365	1,889,235	2,204,110	2,204,110	2,204,110
5,000,000	1,049,950	1,399,920	1,749,905	2,099,890	2,449,870	2,449,870	2,449,870
5,500,000	1,155,275	1,540,355	1,925,450	2,310,540	2,695,630	2,695,630	2,695,630
6,000,000	1,260,600	1,680,790	2,100,990	2,521,190	2,941,390	2,941,390	2,941,390
6,500,000	1,365,925	1,821,225	2,276,530	2,731,840	3,187,150	3,187,150	3,187,150
7,000,000	1,471,250	1,961,655	2,452,075	2,942,490	3,432,905	3,432,905	3,432,905
7,500,000	1,576,575	2,102,090	2,627,615	3,153,140	3,678,665	3,678,665	3,678,665

The Pension Plan Table sets forth a range of annual retirement benefits under The Lilly Retirement Plan ("Retirement Plan") for graduated levels of average annual earnings and years of service, generally payable as a monthly annuity for the life of a retired employee, assuming retirement at age 65 with a 50 percent survivor income benefit. Annual earnings covered by the Retirement Plan consist of Salary, Bonus, and Long-Term Incentive Plan Payouts as set forth in the Summary Compensation Table on page 15, calculated for the year in which earnings are paid rather than earned or credited. The amounts shown in the table are not subject to reduction for social security benefits or any other offset amounts, except that the ultimate pension benefits for Mr. Golden will be reduced by the amount of the pension payments he receives from his previous employer. The years of service credited to the Named Executive Officers are: Mr. Taurel, 28 years; Dr. Watanabe, 18 years; Mr. Golden, 30 years; Mr. Granadillo, 30 years; and Ms. Goss, 22 years.

Section 415 of the Internal Revenue Code ("Code") generally places a limit of $135,000 on the amount of annual pension benefits that may be paid at age 65 from a plan such as the Company's Retirement Plan. Under an unfunded plan adopted in 1975, however, the Company will make payments as permitted by the Code to any employee who is a participant in the Retirement Plan in an amount equal to the difference, if any, between the benefits that would have been payable under the plan without regard to the limitations imposed by the Code and the actual benefits payable under the plan as so limited.

Change-in-Control Severance Pay Arrangements

The Company has adopted a change-in-control severance pay program ("Program") covering most employees of the Company and its subsidiaries, including the Company's executive officers. In general, the Program would provide severance payments and benefits to eligible employees and executive officers in the event their employment is terminated under certain circumstances within fixed periods of time following a change in control. A change in control would occur if 15% or more of the Company's voting stock were acquired by an entity other than the Company, a subsidiary, an employee benefit plan of the Company, or the Endowment. There are additional conditions that could result in a change in control event. The Program is not subject to amendment by the Board, whether prior to or following a change in control, in any manner adverse to a participant without his or her prior written consent.

Under the portion of the Program covering the Named Executive Officers, each would be entitled to severance payments and benefits in the event that his or her employment is terminated following a change in control (i) without "cause" by the Company; (ii) for "good reason" by the executive officer, each as is defined in the Program; or (iii) for a limited period of time, for any reason by the executive officer. In such case, the executive officer would be entitled to a severance payment equal to three times his or her current annual cash compensation. Additional benefits would include a pension supplement and full and immediate vesting of all stock options and other equity incentives. In the event that any payments made in connection with the change in control would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code as a result of the aggregate compensation payments and benefits made to the individual, under the Program or otherwise, in connection with a change in control, the Company is obligated to make whole the individual with respect to such excise tax.

Item 2. Proposal to Ratify the Appointment by the Board of Directors of Principal Independent Auditors

The Board of Directors, on the recommendation of the Audit Committee, has appointed the firm of Ernst & Young LLP as principal independent auditors for the Company for the year 2000. In accordance with the By-laws of the Company, this appointment will be submitted to the shareholders for ratification. Ernst & Young served as the principal independent auditors for the Company in 1999. Representatives of Ernst & Young are expected to be present at the Annual Meeting and will be available to respond to appropriate questions. Those representatives will have the opportunity to make a statement if they desire to do so.

The Board of Directors recommends that you vote FOR ratifying the appointment of Ernst & Young LLP as principal independent auditors for the year 2000.

Item 3. Proposal to Approve Amendments to the 1998 Lilly Stock Plan

For many years, the Company has sought to link the compensation of its nonemployee directors to shareholder value by paying a substantial portion of that compensation in the form of deferred stock units under the Lilly Directors' Deferral Plan. The Company now proposes to further strengthen the alignment of interests between the directors and the shareholders by adopting amendments to allow nonemployee directors to receive stock options under the 1998 Lilly Stock Plan ("the Plan"), the employee stock plan that was approved by the shareholders in 1998.

In order to attract and retain highly talented Board members who will represent the shareholders with independence, integrity, and a rich diversity of backgrounds and experiences, the Company must maintain a competitive pay program for its directors. At the same time, the Company seeks to design pay programs that link pay to increases in shareholder value and are cost-effective. Stock options achieve both objectives. They provide strong incentives for the recipient to focus on shareholder value, because options are of value only if the stock price increases. Options are also cost-effective because they do not result in compensation expense for financial reporting purposes to the Company when they are granted or exercised.

The principal features of the proposed Plan amendments (the "Amendments") and the Plan itself are summarized below. The summary is qualified in its entirety by reference to the full text of the Plan as amended. A copy of the amended Plan is attached to this Proxy Statement as Exhibit A. For information regarding directors' compensation as a whole, see "Directors' Compensation" at page 13.

The Amendments

Stock Option Grants to Directors. Pursuant to the Amendments, the Board may grant nonqualified options to nonemployee directors. The Board shall establish the option price, which may not be less than

100 percent of the fair market value of the stock on the date of grant. Options may not be repriced. The term of the option and the period during which it may be exercised are also established by the Board, provided that the term may not exceed 10 years. The option price may be satisfied in cash or, if permitted by the Board, by delivering to the Company previously-acquired Lilly Stock having a fair market value equal to the option price.

Participating Directors. Under the Amendments, stock options may be granted to nonemployee directors (directors who are not full- or part-time employees of the Company). There are currently seven such directors. The number will vary from time to time but is not expected to exceed 13.

Administration. As to grants to nonemployee directors pursuant to the Amendments, the Plan will be administered by the full Board. The Board will select persons to receive stock option grants from among the nonemployee directors, determine the number of shares to be awarded, and set the terms of the grants.

Expected Size of Grants. The Board has made no final determinations as to any grants to nonemployee directors under the Amendments. However, it is currently anticipated that the Board would make annual stock option grants to each nonemployee director and that grants in 2000 would be for approximately 2,800 shares each.

No Additional Shares Authorized. The Amendments do not seek to increase the number of shares authorized for issuance under the Plan beyond the number approved by the shareholders in 1998.

Other Principal Features of the Plan

Participating Employees. The Plan permits grants to employees of the Company and its subsidiaries. There are currently approximately 2,800 participating employees (including eight executive officers) who participate on an annual basis. The number of grantees will vary from time to time.

Shares Subject to Plan. In 1998, the shareholders authorized 55,000,000 shares of Lilly Stock to be issued or transferred for grants under the Plan (subject to adjustment as described below). The Amendments would not authorize additional shares. The shares may be unissued shares or treasury shares. In the event of a stock split, stock dividend, spinoff, or other relevant change affecting Lilly Stock, the Compensation Committee or Board, as applicable, may adjust the number of shares available for grants and the number of shares and price under outstanding options granted before the event.

Plan Administration. As to grants to employees, including employees who are also Board members, the Plan is administered and interpreted by the Compensation Committee of the Board ("Committee"), each member of which must be a "Non-Employee Director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and an "outside director" within the meaning of section 162(m) of the Code. The Committee selects persons to receive grants from among the eligible employees, determines the type of grants and number of shares to be awarded, and sets the terms of the grants. The Committee may establish rules for administration of the Plan.

Stock Option Grants to Employees. The Committee may grant to eligible employees nonqualified options, Incentive Stock Options ("ISOs"), and other forms of tax-favored stock options under the Code. The Committee shall establish the option price, which may not be less than 100 percent of the fair market value of the stock on the date of grant. Options may not be repriced. The term of the option and the period during which it may be exercised are also established by the Committee, provided that the term may not exceed 10 years. No grantee may receive options for more than 1,500,000 shares under the Plan in any period of any three consecutive calendar years.

Performance Award Grants to Employees. The Committee may grant to eligible employees performance awards under which payment would be made in shares of Lilly Stock, cash, or both if the financial performance of the Company or a subsidiary, division, or other unit of the Company ("Business Unit")

selected by the Committee meets certain financial goals during an award period. A maximum of 18,000,000 shares may be issued under the Plan in the form of performance awards. The financial goals are established by the Committee at the beginning of the award period. The Committee also establishes the award period, the maximum payment value of an award, and the minimum financial performance required before a payment is made. Under certain circumstances, the Committee can adjust awards to eliminate the effect of unusual, one-time events. Awards may be denominated either in shares of Lilly Stock ("Stock Performance Awards") or in dollar amounts ("Dollar Performance Awards"). The maximum number of shares that may be received by an individual in payment of Stock Performance Awards in any calendar year is 100,000. As to Dollar Performance Awards, the maximum payment to an individual in any calendar year is $4,000,000.

Restricted Stock Grants to Employees. The Committee may also issue or transfer shares to employees under restricted stock grants. A maximum of 2,000,000 shares may be issued under the Plan in the form of restricted stock grants. The grant will set forth a restriction period during which the grantee must remain employed by the Company. If the grantee's employment terminates during the period, the grant terminates and the shares are returned to the Company. Upon lapse of the restrictions, the stock certificate is delivered to the grantee.

U.S. Federal Income Tax Consequences of Stock Options

The grant of a stock option will not result in taxable income at the time of grant for the grantee or the Company. The grantee will have no taxable income upon exercising an ISO (except that the alternative minimum tax may apply), and the Company will receive no deduction when an ISO is exercised. Upon exercising a nonqualified stock option, the grantee will recognize ordinary income in the amount by which the fair market value exceeds the option price; the Company will be entitled to a deduction for the same amount. The treatment to a grantee of a disposition of shares acquired through the exercise of an option depends on how long the shares are held and on whether the shares were acquired by exercising an ISO or a nonqualified stock option. Generally, there will be no tax consequence to the Company when shares acquired under an option are disposed of except that the Company may be entitled to a deduction if shares acquired upon exercise of an ISO are disposed of before the applicable ISO holding periods have been satisfied.

Other Information

The Board may amend the Plan as it deems advisable except that shareholder approval is required for any amendment that would (i) allow the repricing of stock options, (ii) allow the grant of stock options at an option price below fair market value of Lilly Stock on the date of grant, (iii) increase the number of shares authorized for issuance or transfer, or (iv) increase any of the various maximum limits established for stock options, performance awards, and restricted stock. The Committee (or, in the case of grants to nonemployee directors under the Amendments, the Board) may amend outstanding grants consistent with the Plan if the amendment does not impair the grantee's rights or upon the agreement of the grantee.

In the event of a Change in Control (as defined in Article 10 of the Plan), in order to preserve all of the grantee's rights the following shall occur, unless the Committee expressly provides otherwise in the grant agreement: (i) any outstanding stock option not already exercisable shall become immediately exercisable; (ii) any restriction periods on restricted stock grants shall immediately lapse; and (iii) outstanding performance awards will be vested and paid out on a prorated basis based on the maximum award opportunity and the number of months elapsed compared with the total number of months in the award period.

The closing price of Lilly Stock on the New York Stock Exchange on February 18, 2000, was $58.50 per share.

The Board recommends that you vote FOR approval of the amendments to the 1998 Lilly Stock Plan.

Item 4. Shareholder Proposal to Endorse CERES Principles

The American Baptist Home Mission Society, P.O. Box 851, Valley Forge, Pennsylvania 19482-0851, beneficial owner of 800 shares of common stock; the Women's Division of the General Board of Global Ministries of the United Methodist Church, 475 Riverside Drive, New York, New York 10115, beneficial owner of 13,190 shares of common stock; the General Board of Pension and Health Benefits of the United Methodist Church, 1201 Davis Street, Evanston, Illinois 60201-4118, beneficial owner of 695,000 shares of common stock; the Sisters of Saint Joseph, Mount Saint Joseph Convent, 9701 Germantown Avenue, Philadelphia, Pennsylvania 19118, beneficial owner of 35,000 shares of common stock; and the School Sisters of Notre Dame, 13105 Watertown Plank Road, Elm Grove, Wisconsin 53122-2291, beneficial owner of 200 shares of common stock; have notified the Company that they intend to present the following proposal at the Annual Meeting.

The Board recommends that you vote AGAINST the Shareholder Proposal.

SHAREHOLDER PROPOSAL

ENDORSEMENT OF THE CERES PRINCIPLES FOR PUBLIC ENVIRONMENTAL ACCOUNTABILITY

WHEREAS:
Leaders of industry in the United States now acknowledge their obligation to pursue superior environmental performance and to disclose information about that performance to their investors and other stakeholders.

The integrity, utility, and comparability of environmental disclosure depend on using a common format, credible metrics, and a set of generally accepted standards. This will enable investors to assess environmental progress within and across industries.

The Coalition for Environmentally Responsible Economies (CERES)—a ten-year partnership between large investors, environmental groups, and corporations—has established what we believe is the most thorough and well-respected environmental disclosure form in the United States. CERES has also taken the lead internationally, convening major organizations together with the United Nations Environment Programme in the Global Reporting Initiative, which has produced guidelines for standardizing environmental disclosure worldwide.

Companies which endorse the CERES Principles engage with stakeholders in transparent environmental management and agree to a single set of consistent standard for environmental reporting. That standard is set by the endorsing companies together with CERES.

The CERES Principles and the CERES Report have been adopted by leading firms in various industries: Arizona Public Service, Bank America, BankBoston, Baxter International, Bethlehem Steel, Coca-Cola, General Motors, Interface, ITT Industries, Northeast Utilities, Pennsylvania Power and Light, Polaroid, and Sun Company.

We believe endorsing the CERES Principles commits a company to the prudent oversight of its financial and physical resources through: 1) protection of the biosphere; 2) sustainable use of natural resources; 3) waste reduction; 4) energy conservation; 5) risk reduction; 6) safe products/services; 7) environmental restoration; 8) informing the public; 9) management commitment; 10) audits and reports. (The full text of the CERES Principles and accompanying CERES Report form are obtainable from CERES, 11 Arlington Street, Boston, Massachusetts 02116, (617) 247-0700/www.ceres.org).

RESOLVED: Shareholders request that the company endorse the CERES Principles as a reasonable and beneficial component of their corporate commitment to be publicly accountable for environmental performance.

SUPPORTING STATEMENT

Recent studies show that the integration of environmental commitment into business operations provides competitive advantage and improves long-term financial performance for companies. In addition, the depth of a firm's environmental commitment and the quality with which it manages its environmental performance are indicators of prudent foresight exercised by management.

Given investors' needs for credible information about a firm's environmental performance, and given the number of companies that have already endorsed the CERES Principles and adopted its report format, it is a reasonable, widely accepted step for a company to endorse those Principles if it wishes to demonstrate its seriousness about superior environmental performance.

Your vote FOR this resolution serves the best interests of our Company and its shareholders.

STATEMENT IN OPPOSITION TO THE SHAREHOLDER PROPOSAL

As a health care business, the Company is committed to the present and future well-being of people and of the environment in which we live. As part of that commitment, the Company has implemented a comprehensive, global environmental management program, including:

- A corporate environmental, health, and safety policy that applies to operations worldwide. This policy requires the Company to design, construct, and operate its facilities in a manner that protects human health and minimizes impact on the environment; to place a priority on environmental considerations in the development of new products; to promote waste minimization, the sustainable use of natural resources, recycling, energy efficiency, resource conservation, and resource recovery; to provide for the public information regarding the Company's environmental programs; and to assess and report compliance status to management and the Board of Directors. The policy is reproduced in the Company's Environmental, Health, and Safety Report, discussed below.

- Public reporting of environmental performance. The Company began issuing publicly available environmental reports beginning in 1995. Shareholders, employees, neighbors, and anyone else who is interested may read the Lilly environmental, health, and safety reports by logging on to ehs.lilly.com. Paper copies are available from the Company's Environmental Affairs Division, Lilly Corporate Center, Indianapolis, Indiana 46285.

- A comprehensive environmental audit program, initiated more than 10 years ago. The audits identify opportunities for improved performance and encourage the spread of best practices from one Company facility to another.

- Participation in organizations to advance the state of the art of environmental practices. For example, the Company is a member of the Global Environmental Management Initiative, a 36-member coalition dedicated to fostering excellence in environmental, health, and safety performance worldwide.

The Company has been commended for its environmental practices by a number of organizations and agencies. For example, in 1999 the United States Environmental Protection Agency presented Lilly Research Laboratories with a Presidential Green Chemistry Challenge Award for developing an innovative manufacturing process for a new drug candidate, eliminating certain wastes and drastically reducing others. The Company's environmental, health, and safety reports describe other awards received by the Company.

The Company's environmental policies have much in common with the CERES Principles. Where there is a significant difference, the Board believes that the Company's policies and practices are better suited to

the Company's operations, taking into consideration both cost to the Company and benefit to the environment. In particular, the Board believes that the Company's environmental reports provide the important information for the public at a more reasonable cost and commitment of corporate resources than would the standardized CERES report. In addition, companies that endorse the principles and use the CERES report form are also expected to pay an annual fee to the CERES organization. In short, the Board believes that endorsing the CERES Principles would increase the cost of its environmental program but would not meaningfully enhance its environmental performance.

The Board of Directors recommends a vote AGAINST the Shareholder Proposal.

Item 5. Shareholder Proposal to Declassify the Board of Directors

The Staff Retirement Plan of the Union of Needletrades, Industrial and Textile Employees, ILGWU Unit, 2100 L Street, N.W., Suite 210, Washington, D.C. 20037, beneficial owner of 900 shares of common stock, has notified the Company that it intends to present the following proposal at the Annual Meeting.

The Board of Directors recommends a vote AGAINST the Shareholder Proposal.

SHAREHOLDER PROPOSAL

RESOLVED: The shareholders of Eli Lilly and Company ("Company") request that our Board of Directors take the necessary steps in compliance with state law to declassify the Board of Directors so that all directors are elected annually, such declassification to be carried out in a manner that does not affect the unexpired terms of directors previously elected.

Our Company faces substantial challenges related to its leading antidepressant, Prozac®. Prozac sales fell 13 percent in the third quarter of 1999, compared to third quarter 1998, and Prozac has also been losing U.S. market share to competing antidepressants. In addition, our Company's exclusive patents on Prozac will run out in the next three years, adding increased pressure to overcome sales losses.

Given these obstacles and broader concerns we have about our Company's future prospects, we believe that greater Board of Director accountability to shareholders is called for at this time. One way to achieve this higher level of accountability is to eliminate the staggered board terms currently in place so that the performance of our entire Board of Directors is subject to shareholder review every year. Last year this proposal to increase Board accountability to shareholders received strong initial support with approximately 37.2% of shares present and voting at the annual meeting cast in favor of this resolution.

Our Company's Board of Directors is divided into three (3) classes serving staggered, three-year terms. We believe this structure can be used to maintain the incumbency of the current Board and is an anti-takeover device. There are indications from studies that classified boards and other anti-takeover devices have an adverse impact on shareholder value. In 1991 a study by Lilli Gordon of the Gordon Group and John Pound of Harvard University found that companies with restrictive corporate governance structures, including those with classified boards, are "significantly less likely to exhibit outstanding long-term performance relative to their industry peers."

The staggered board is also a shield to protect incumbent directors and management from regular shareholder accountability. We believe that allowing shareholders to annually register their views on the performance of the Board is a good method of ensuring that our Company will be managed in a manner that is in the best interests of the shareholders.

Classified boards like ours have become increasingly unpopular with shareholders in recent years. In 1999, a majority of shareholders at Airborne Freight, Cendant, and Eastman Kodak, among other companies, voted in favor of proposals asking management to repeal the classified board. Stockholders have also voted overwhelmingly in favor of company-sponsored resolutions to declassify the board of directors at Apple Computer, Columbia/HCA Healthcare, and Walt Disney.

Given the obstacles facing our Company, we believe now is an appropriate time for the board to take the steps necessary to increase its accountability to shareholders by standing for election annually.

We urge you to vote FOR this resolution.

STATEMENT IN OPPOSITION TO THE SHAREHOLDER PROPOSAL

The Board of Directors believes that this proposal is not in the best interests of the Company or its shareholders.

The proponent suggests that the classified board structure hinders Board accountability and impairs shareholder value. The Board does not agree. When considered in the fuller context of the nature of the Company's business, its strategy, and its overall corporate governance program, the classified board is important to the Company's ability to enhance shareholder value by delivering on its long-term strategy of growth through innovation.

The Company's system for electing directors, with the Board divided into three classes of directors serving staggered three-year terms, was adopted by the Company's shareholders. The Board believes this system provides important benefits for the Company:

- It promotes continuity and stability of the Company's business strategies. Since at least two shareholders' meetings will be required to replace a majority of the Board, at any given time a majority of directors will be familiar with the Company's business operations and strategy. Board classification also helps prevent abrupt changes in policy or direction that might result if the entire Board were elected each year. Board continuity is especially important for an innovation-based life sciences company such as Lilly. The process of guiding a new medicine from discovery to a marketed product typically requires many years and hundreds of millions of dollars, and the risks of failure for any single compound are enormous. In this environment, a long-term focus is essential to successfully planning and implementing corporate strategy.

- In an unsolicited takeover attempt, the classified system helps give the Board critically needed time and bargaining power to negotiate a better offer from the acquirer, to consider alternative proposals, and to ensure that shareholder value is maximized. Although the proponent cites an academic study that suggests that corporate control measures may adversely affect shareholder value, other studies, including a 1997 study by J. P. Morgan Securities, suggest that such measures may actually enhance shareholder value by leading to higher takeover premiums.

- The proponent suggests that the Board is not sufficiently accountable to shareholders for increasing the value of their investment. On the contrary, the Board is fully accountable and committed to increasing shareholder value. The Board has instituted a comprehensive set of corporate governance guidelines that foster the independence, professionalism, and accountability of the directors. The guidelines are summarized at pages 8-11 of this Proxy Statement.

The classified board serves the Company and its shareholders well by fostering a strong, stable, independent Board of Directors to guide the Company in implementing its long-term strategy of growth through innovation.

The Board of Directors recommends a vote AGAINST the Shareholder Proposal.

Item 6. Shareholder Proposal Regarding Pharmaceutical Pricing

The Medical Mission Sisters, 338 West Street, Hyde Park, Massachusetts 02136-1320, beneficial owner of 1,200 shares of common stock; the Mercy Consolidated Asset Management Program, 20 Washington Square North, New York, New York 10011, beneficial owner of 200 shares of common stock; and the Sisters of the Holy Cross, Saint Mary's, Bertrand Hall, Notre Dame, Indiana 46556-5000, beneficial owners of 2,400 shares; have notified the Company that they intend to present the following proposal at the Annual Meeting.

The Board of Directors recommends a vote AGAINST the Shareholder Proposal.

SHAREHOLDER PROPOSAL

WHEREAS:
Health Care Financing Administration data, based on five year figures through 1998, shows spending on prescription drugs rising 12% per year, more than double the 5.1% increase in national health expenditures;

A 1998 House Committee Report found that:
* Older Americans and other individuals (e.g. the uninsured and the underinsured) who buy prescription drugs in the retail market pay substantially more for drugs than drug manufacturers "favored customers" (federal government agencies and large HMO's);

* Pharmacies appear to have small mark-ups in prices of prescription drugs;

These higher prices are also borne by institutional health care facilities;

Drug prices are consistently higher in the U.S. retail market than in other industrialized countries. Recent studies reveal that eight antidepressants and anti-psychotic drugs cost, on average, twice as much in the U.S. as in European and other North American industrialized countries. For example, a 30 day supply of olanzapine (Zyprexa®), costs four times as much in the U.S. as it does in Spain; fluoxetine (Prozac®), almost three times as much;

Our company has paid $11.9 million as part of a settlement of a class action law suit that accused several companies of using an unfair two-tiered system to price wholesale drugs;

RESOLVED: Shareholders request the Board of Directors to:

1. Create and implement a policy of price restraint on pharmaceutical products for individual consumers and institutional purchasers, utilizing a combination of approaches to keep drug prices at reasonable levels.

2. Report to shareholders by September, 2000 on changes in policies and pricing procedures for pharmaceutical products (withholding any competitive information, and at reasonable cost).

SUPPORTING STATEMENT

We suggest that the policy include a restraint on each individual drug and that it not be based on averages which can mask tremendous disparities: a low price increase for one compound and a high

price increase for another, one price for a “favored customer” (usually low) and another for the retail customer (usually high).

We understand the need for ongoing research and appreciate the role that our company has played in the development of new medicines. We are also aware that the cost of research is only one determinant for the final price of a drug. The manufacturing, selling, marketing and administrative costs often contribute far more to the price of a drug than research costs. Thus, we believe that price restraint can be achieved without sacrificing necessary research efforts.

STATEMENT IN OPPOSITION TO THE SHAREHOLDER PROPOSAL

The Board of Directors does not believe that it would be in the best interests of the Company or its shareholders to adopt the proposed resolution. Making certain that our products are fairly priced and that patients who need them have access to our products is a top concern and priority for our Company. However, the proposed resolution would impose arbitrary constraints on the Company’s ability to price its products to meet market conditions and would likely reduce revenues available to the Company to support research and development and other critical activities. The proposal also diverts attention from what the Company believes is the real reason some patients lack access to medicines – the lack of adequate insurance coverage for pharmaceuticals.

The Company depends upon revenue from the prices it charges for its products to fund the research and development efforts needed to bring new products to market. Successful research and development efforts are necessary not only to ensure the financial success of the Company but also to provide the innovative new pharmaceuticals that can save and improve lives for millions of patients. Over the past three years, the Company increased its spending on R&D by more than 30 percent and expects to spend approximately $2 billion in 2000. It is our R&D efforts, together with those of our colleagues in the research-based industry, that have produced a steady stream of new and better medicines that have saved and improved lives for millions.

It is true that total expenditures on pharmaceuticals are increasing in the U.S. at double-digit rates, but prices in general are not. Pharmaceutical prices increased an average of 2.9 percent per year over the four-year period of 1996 to 1999.[1] Greater consumption of pharmaceuticals, and especially greater usage of newer, higher quality medicines, caused the majority of the increase in pharmaceutical spending.

The Company believes that it prices its products fairly in a manner that reflects a competitive marketplace and the value its products bring to both patients and payers. Over the four-year period of 1996 to 1999, the weighted average transaction price of the Company’s products increased by an average of 3.1 percent per year, essentially equal to the above industry average and a fraction of a percentage point higher than the 2.3 percent increase in the consumer price index (“CPI”) over the same period. For 1999, the increase was less than the increase in the CPI.

Critics argue that prices charged in the U.S. are often higher than the prices charged in foreign countries. Where drug prices are lower abroad, it is often because of differences in exchange rates, standards of living, patent protection, and other factors that distort comparisons. When these misleading distortions are accounted for, the principal reason for any remaining differences is governmentally imposed price controls that reduce the incentive for innovation and the ability of pharmaceutical companies to

[1]Source: IMS Health, Inc. Data for the fourth quarter of 1999 were unavailable at the time this analysis was completed. Full year-1999 data were estimated based on data from the fourth quarter of 1998 and the first three quarters of 1999.

fund research. If such controls were imposed in the U.S., the Board of Directors believes that the Company's business would be materially adversely affected.

The Company believes that criticism of pharmaceutical prices ignores the critical fact that some people lack insurance coverage for prescription drugs. It is only by providing adequate insurance that all patients will have access to the miracle of modern medicines. For this reason, the Company works with coalitions of citizens and patient groups dedicated to improving insurance coverage for drugs, such as Citizens for Better Medicare and the Alliance to Improve Medicare. The Company established the Lilly Cares Program and donates millions of dollars of its products per year to help those who cannot otherwise afford them. In 1999 alone, the Company donated about $100 million worth of products to Lilly Cares. The Company believes that these efforts are the best way to ensure both that patients have access to needed medicines and that Lilly and others in the research-based pharmaceutical industry can continue to discover, develop, and market products to address important unmet medical needs.

The Board of Directors recommends a vote AGAINST the Shareholder Proposal.

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance

Under Securities and Exchange Commission rules, the Company's directors and executive officers are required to file with the Securities and Exchange Commission reports of holdings and changes in beneficial ownership of the Company's common stock. Based on the Company's records and other information, the Company believes that all such reports were filed on a timely basis, except that one report by Dr. Gary Tollefson, a Company executive, of the exercise of an employee stock option and sale of stock was inadvertently late.

Other

The Company will pay all expenses in connection with solicitation of proxies. The Company will pay brokers, nominees, fiduciaries, or other custodians their reasonable expenses for sending proxy material to, and obtaining instructions from, persons for whom they hold stock of the Company. The Company expects to solicit proxies primarily by mail, but directors, officers, and other employees of the Company may also solicit in person, by telephone, telefax, or electronic mail. The Company has retained Georgeson and Co., Inc., to assist in the distribution and solicitation of proxies. The firm may solicit proxies by personal interview, telephone, telefax, mail, and electronic mail. It is anticipated that the fee for those services will not exceed $17,000 plus reimbursement of customary out-of-pocket expenses.

As of the date of this Proxy Statement, the management of the Company does not know of any other matters to be presented for consideration at the meeting other than those described in this Proxy Statement. If any other matters properly come before the meeting, the accompanying proxy confers discretionary authority with respect to those matters, and the persons named in the accompanying form of proxy intend to vote that proxy to the extent entitled in accordance with their best judgment.

By order of the Board of Directors,

Alecia A. DeCoudreaux
Secretary

March 3, 2000

Exhibit A

1998
LILLY STOCK PLAN
As amended and restated effective April 17, 2000

The 1998 Lilly Stock Plan ("1998 Plan") authorizes the Board of Directors of Eli Lilly and Company ("Board") and the Compensation Committee of the Board ("Committee"), as applicable, to provide officers and other employees of Eli Lilly and Company and its subsidiaries and nonemployee directors of Eli Lilly and Company ("Nonemployee Directors") with certain rights to acquire shares of Eli Lilly and Company common stock ("Lilly Stock"). The Company believes that this incentive program will benefit the Company's shareholders by allowing the Company to attract, motivate, and retain employees and directors and by providing those employees and directors stock-based incentives to strengthen the alignment of interests between those persons and the shareholders. For purposes of the 1998 Plan, the term "Company" shall mean Eli Lilly and Company and its subsidiaries, unless the context requires otherwise.

1. Administration.

(a) Grants to Eligible Employees. With respect to Grants to Eligible Employees (as those terms are defined in Sections 2 and 3(a), respectively), the 1998 Plan shall be administered and interpreted by the Committee consisting of not less than two persons appointed by the Board from among its members. A person may serve on the Committee for purposes of administration and interpretation of the 1998 Plan only if he or she (i) is a "Non-Employee Director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Committee shall determine the fair market value of Lilly Stock for purposes of the 1998 Plan. The Committee may, subject to the provisions of the 1998 Plan, from time to time establish such rules and regulations and delegate such authority to administer the 1998 Plan as it deems appropriate for the proper administration of the Plan, except that no such delegation shall be made in the case of awards intended to be qualified under Section 162(m) of the Code. The decisions of the Committee or its authorized delegatees shall be final, conclusive, and binding with respect to the interpretation and administration of the 1998 Plan and any Grant made under it.

(b) Grants to Nonemployee Directors. With respect to Stock Option Grants made to Nonemployee Directors pursuant to Section 8, the Board shall serve to administer and interpret the 1998 Plan and any such Grants, and all duties, powers and authority given to the Committee in subsection (a) above or elsewhere in the 1998 Plan in connection with Grants to Eligible Employees shall be deemed to be given to the Board in connection with Stock Option Grants to Nonemployee Directors.

2. Grants.

Incentives under the 1998 Plan shall consist of incentive stock options or other forms of tax-qualified stock options under the Code, nonqualified stock options, performance awards, and restricted stock grants (collectively, "Grants"). The Committee shall approve the form and provisions of each Grant to Eligible Employees and the Board shall approve the form and provisions of each Stock Option Grant to Nonemployee Directors. All Grants shall be subject to the terms and conditions set out herein and to such other terms and conditions consistent with the 1998 Plan as the Committee or Board, as applicable, deems appropriate. Grants under a particular section of the 1998 Plan need not be uniform and Grants under two or more sections may be combined in one instrument.

3. Eligibility for Grants.

(a) Grants to Eligible Employees. Grants may be made to any employee of the Company, including a person who is also a member of the Board of Directors ("Eligible Employee"). The Committee shall select the persons to receive Grants ("Grantees") from among the Eligible Employees and determine the number of shares subject to any particular Grant.

(b) Grants to Nonemployee Directors. Grants of Stock Options may be made to any member of the Board who is not an employee of the Company (a "Nonemployee Director"). The Board shall select the persons who will receive Stock Options ("Grantees") from among the Nonemployee Directors and determine the number of shares subject to any particular Stock Option.

4. Shares Available for Grant.

(a) Shares Subject to Issuance or Transfer. Subject to adjustment as provided in Section 4(b), the aggregate number of shares of Lilly Stock that may be issued or transferred under the 1998 Plan is 55,000,000. The shares may be authorized but unissued shares or treasury shares. The number of shares available for Grants at any given time shall be 55,000,000, reduced by the aggregate of all shares previously issued or transferred and of shares which may become subject to issuance or transfer under then-outstanding Grants.

(b) Adjustment Provisions. If any subdivision or combination of shares of Lilly Stock or any stock dividend, reorganization, recapitalization, or consolidation or merger with Eli Lilly and Company as the surviving corporation occurs, or if additional shares or new or different shares or other securities of the Company or any other issuer are distributed with respect to the shares of Lilly Stock through a spin-off or other extraordinary distribution, the Committee shall make such adjustments as it determines appropriate in the number of shares of Lilly Stock that may be issued or transferred in the future under Sections 4(a), 5(f), 6(f), and 7(e). The Committee shall also adjust as it determines appropriate the number of shares and Option Price in outstanding Grants made before the event.

5. Stock Option Grants to Eligible Employees.

The Committee may grant to Eligible Employees options qualifying as incentive stock options under the Code ("Incentive Stock Options"), other forms of tax-favored stock options under the Code, and nonqualified stock options (collectively, "Stock Options"). The following provisions are applicable to Stock Options granted to Eligible Employees:

(a) Option Price. The Committee shall determine the price or prices at which Lilly Stock may be purchased by the Grantee under a Stock Option ("Option Price") which shall be not less than the fair market value of Lilly Stock on the date the Stock Option is granted (the "Grant Date"). In the Committee's discretion, the Grant Date of a Stock Option may be established as the date on which Committee action approving the Stock Option is taken or any later date specified by the Committee. Once established, the Option Price may not be reduced except in the case of adjustments under Section 4(b).

(b) Option Exercise Period. The Committee shall determine the option exercise period of each Stock Option. The period shall not exceed ten years from the Grant Date.

(c) Exercise of Option. A Stock Option will be deemed exercised by a Grantee upon delivery of (i) a notice of exercise to the Company or its representative as designated by the Committee, and (ii) accompanying payment of the Option Price if the Stock Option requires such payment at the time of exercise. The notice of exercise, once delivered, shall be irrevocable.

(d) Satisfaction of Option Price. A Stock Option may require payment of the Option Price upon exercise or may specify a period not to exceed 30 days following exercise within which payment must be made ("Payment Period"). The Grantee shall pay or cause to be paid the Option Price in cash, or with the Committee's permission, by delivering (or providing adequate evidence of ownership of) shares of Lilly Stock already owned by the Grantee and having a fair market value on the date of exercise equal to the Option Price, or a combination of cash and such shares. If the Grantee fails to pay the Option Price within the Payment Period, the Committee shall have the right to take whatever action it deems appropriate, including voiding the option exercise or voiding that part of the Stock Option for which payment was not timely received. The Company shall not deliver shares of Lilly Stock upon exercise of a Stock Option until the Option Price and any required withholding tax are fully paid.

(e) Share Withholding. With respect to any nonqualified option, the Committee may, in its discretion and subject to such rules as the Committee may adopt, permit or require the Grantee to satisfy, in whole or in part, any withholding tax obligation which may arise in connection with the exercise of the nonqualified option by having the Company withhold shares of Lilly Stock having a fair market value equal to the amount of the withholding tax.

(f) Limits on Individual Grants. No individual Grantee may be granted Stock Options under the 1998 Plan for more than 1,500,000 shares of Lilly Stock in any period of three consecutive calendar years.

(g) Limits on Incentive Stock Options. The aggregate fair market value of the stock covered by Incentive Stock Options granted under the 1998 Plan or any other stock option plan of the Company or any subsidiary or parent of the Company that become exercisable for the first time by any employee in any calendar year shall not exceed $100,000. The aggregate fair market value will be determined at the Grant Date. An Incentive Stock Option shall not be granted to any Eligible Employee who, on the Grant Date, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary or parent of the Company.

6. Performance Awards to Eligible Employees.

The Committee may grant to Eligible Employees Performance Awards which shall be denominated at the time of grant either in shares of Lilly Stock ("Stock Performance Awards") or in dollar amounts ("Dollar Performance Awards"). Payment under a Stock Performance Award or a Dollar Performance Award shall be made, at the discretion of the Committee, in shares of Lilly Stock ("Performance Shares"), or in cash or in any combination thereof, if the financial performance of the Company or any subsidiary, division, or other unit of the Company ("Business Unit") selected by the Committee meets certain financial goals established by the Committee for the Award Period. The following provisions are applicable to Performance Awards:

(a) Award Period. The Committee shall determine and include in the Grant the period of time (which shall be four or more consecutive fiscal quarters) for which a Performance Award is made ("Award Period"). Grants of Performance Awards need not be uniform with respect to the length of the Award Period. Award Periods for different Grants may overlap. A Performance Award may not be granted for a given Award Period after one half (1/2) or more of such period has elapsed, or in the case of an Award intended to be qualified under Section 162(m) of the Code, after 90 days or more of such period has elapsed.

(b) Performance Goals and Payment. Before a Grant is made, the Committee shall establish objectives ("Performance Goals") that must be met by the Business Unit during the Award Period as a condition to payment being made under the Performance Award. The Performance Goals, which must be set out in the Grant, are limited to earnings per share; divisional income; net income; return on equity; economic value added (EVA); market value added (MVA); any of the foregoing before the effect of acquisitions, divestitures, accounting changes, and restructuring and special charges (determined according to

criteria established by the Committee at or within 90 days after the time of grant); total shareholder return; or stock price goals. The Committee shall also set forth in the Grant the number of Performance Shares or the amount of payment to be made under a Performance Award if the Performance Goals are met or exceeded, including the fixing of a maximum payment (subject to Section 6(f)).

(c) Computation of Payment. After an Award Period, the financial performance of the Business Unit during the period shall be measured against the Performance Goals. If the minimum Performance Goals are not met, no payment shall be made under a Performance Award. If the minimum Performance Goals are met or exceeded, prior to payment the Committee shall certify that fact in writing and certify the number of Performance Shares or the amount of payment to be made under a Performance Award in accordance with the grant for each Grantee. The Committee, in its sole discretion, may elect to pay part or all of the Performance Award in cash in lieu of issuing or transferring Performance Shares. The cash payment shall be based on the fair market value of Lilly Stock on the date of payment (subject to Section 6(f)). The Company shall promptly notify each Grantee of the number of Performance Shares and the amount of cash, if any, he or she is to receive.

(d) Revisions for Significant Events. At any time before payment is made, the Committee may revise the Performance Goals and the computation of payment if unusual events occur during an Award Period which have a substantial effect on the Performance Goals and which in the judgment of the Committee make the application of the Performance Goals unfair unless a revision is made; *provided, however*, that no such revision shall be permissible with respect to a Performance Award intended to qualify for exemption under under Section 162 (m) of the Code, except that the Committee (i) may provide in the terms of any such Performance Award that revisions to the Performance Goals shall be made on a non-discretionary basis upon the occurrence of one or more specific objective events, the occurrence of which are substantially uncertain at the time of grant, and (ii) may in its discretion make a revision with respect to such Performance Award that results in a lesser payment than would have occurred without the revision or in no payment at all.

(e) Requirement of Employment. To be entitled to receive payment under a Performance Award, a Grantee must remain in the employment of the Company to the end of the Award Period, except that the Committee may provide for partial or complete exceptions to this requirement as it deems equitable in its sole discretion, consistent with maintaining the exemption under Section 162(m) of the Code. The Committee may impose additional conditions on the Grantee's entitlement to receive payment under a Performance Award.

(f) Maximum Payments. (i) No individual may receive Performance Award payments in respect of Stock Performance Awards in excess of 100,000 shares of Lilly Stock in any calendar year or payments in respect of Dollar Performance Awards in excess of $4,000,000 in any calendar year. For purposes of determining the maximum payment under this subsection, payment in cash of all or part of a Stock Performance Award will be deemed an issuance of the number of shares with respect to which such cash payment is made. No individual may receive both a Stock Performance Award and a Dollar Performance Award for the same Award Period.

(ii) Not more than 18,000,000 shares of Lilly Stock may be issued or transferred under the 1998 Plan in the form of Performance Awards.

7. Restricted Stock Grants to Eligible Employees.

The Committee may issue or transfer shares of Lilly Stock to an Eligible Employee under a Restricted Stock Grant. Upon the issuance or transfer, the Grantee shall be entitled to vote the shares and to receive any dividends paid. The following provisions are applicable to Restricted Stock Grants:

(a) Requirement of Employment. If the Grantee's employment terminates during the period designated in the Grant as the "Restriction Period," the Restricted Stock Grant terminates. However, the Committee may provide for partial or complete exceptions to this requirement as it deems equitable.

(b) Restrictions on Transfer. During the Restriction Period, a Grantee may not sell, assign, transfer, pledge, or otherwise dispose of the shares of Lilly Stock except to a Successor Grantee under Section 10(a). Each certificate for shares issued or transferred under a Restricted Stock Grant shall be held in escrow by the Company until the expiration of the Restriction Period.

(c) Withholding Tax. Before delivering the certificate for shares of Lilly Stock to the Grantee, Lilly may require the Grantee to pay to the Company any required withholding tax. The Committee may, in its discretion and subject to such rules as the Committee may adopt, permit or require the Grantee to satisfy, in whole or in part, any withholding tax requirement by having the Company withhold shares of Lilly Stock from the Grant having a fair market value equal to the amount of the withholding tax. In the event the Grantee fails to pay the withholding tax within the time period specified in the Grant, the Committee may take whatever action it deems appropriate, including withholding or selling sufficient shares from the Grant to pay the tax and assessing interest or late fees to the Grantee.

(d) Lapse of Restrictions. All restrictions imposed under the Restricted Stock Grant shall lapse (i) upon the expiration of the Restriction Period if all conditions stated in Sections 7(a), (b) and (c) have been met or (ii) as provided under Section 9(a)(ii). The Grantee shall then be entitled to delivery of the certificate.

(e) Total Number of Shares Granted. Not more than 2,000,000 shares of Lilly Stock may be issued or transferred under the 1998 Plan in the form of Restricted Stock Grants.

8. Stock Option Grants to Nonemployee Directors.

The Board may grant Stock Options to Nonemployee Directors pursuant to the following provisions:

(a) Option Price. The Board shall determine the price or prices at which Lilly Stock may be purchased by the Nonemployee Director under a Stock Option ("Option Price") which shall be not less than the fair market value of Lilly Stock on the date the Stock Option is granted (the "Grant Date"). In the Board's discretion, the Grant Date of a Stock Option may be established as the date on which Board action approving the Stock Option is taken or any later date specified by the Board. Once established, the Option Price may not be reduced except in the case of adjustments under Section 3(b).

(b) Option Exercise Period. The Board shall determine the option exercise period of each Stock Option. The period shall not exceed ten years from the Grant Date. Unless the Board shall otherwise expressly provide in a Stock Option agreement, in the event a Grantee's service on the Board is terminated, any Stock Option held by such Grantee shall remain exercisable for five years after such termination (or until the end of the option exercise period, if earlier). In the event a Nonemployee Director is removed from the Board for "cause" (as determined in accordance with applicable state law and the Articles of Incorporation of Lilly), any Stock Option held by that Nonemployee Director shall terminate immediately.

(c) Exercise of Option. A Stock Option will be deemed exercised by a Nonemployee Director upon delivery of (i) a notice of exercise to Lilly or its representative as designated by the Board, and (ii) accompanying payment of the Option Price if the Stock Option requires such payment at the time of exercise. The notice of exercise, once delivered, shall be irrevocable.

(d) Satisfaction of Option Price. A Stock Option may require payment of the Option Price upon exercise or may specify a period not to exceed 30 days following exercise within which payment must be made ("Payment Period"). The Grantee shall pay or cause to be paid the Option Price in cash, or with the Board's permission, by delivering (or providing adequate evidence of ownership of) shares of Lilly Stock

already owned by the Grantee and having a fair market value on the date of exercise equal to the Option Price, or a combination of cash and such shares. If the Grantee fails to pay the Option Price within the Payment Period, the Board shall have the right to take whatever action it deems appropriate, including voiding the option exercise or voiding that part of the Stock Option for which payment was not timely received. Lilly shall not deliver shares of Lilly Stock upon exercise of a Stock Option until the Option Price and any required withholding tax are fully paid.

9. Amendment and Termination of the 1998 Plan.

(a) Amendment. The Board may amend or terminate the 1998 Plan, but no amendment shall (i) allow the repricing of Stock Options; (ii) allow the grant of Stock Options at an Option Price below the fair market value of Lilly Stock on the Grant Date; (iii) increase the number of shares authorized for issuance or transfer pursuant to Sections 4(a), 6(f)(ii), or 7(e) or (iv) increase the maximum limitations on Grants imposed under Sections 5(f) or 6(f)(i), unless in any case such amendment receives approval of the shareholders of the Company.

(b) Termination of 1998 Plan. The 1998 Plan shall terminate on the fifth anniversary of its effective date unless terminated earlier by the Board.

(c) Termination and Amendment of Outstanding Grants. A termination or amendment of the 1998 Plan that occurs after a Grant is made shall not result in the termination or amendment of the Grant unless the Grantee consents or unless the Committee acts under Section 11(e). The termination of the 1998 Plan shall not impair the power and authority of the Committee or its delegatees with respect to outstanding Grants. Whether or not the 1998 Plan has terminated, an outstanding Grant may be terminated or amended under Section 11(e) or may be amended (i) by agreement of the Company and the Grantee consistent with the 1998 Plan or (ii) by action of the Committee provided that the amendment is consistent with the 1998 Plan and is found by the Committee not to impair the rights of the Grantee under the Grant.

10. Change in Control.

(a) Effect on Grants. Unless the Committee shall otherwise expressly provide in the agreement relating to a Grant, upon the occurrence of a Change in Control (as defined below):

(i) In the case of Stock Options, each outstanding Stock Option that is not then fully exercisable shall automatically become fully exercisable and shall remain so for the period permitted in the agreement relating to the Grant;

(ii) The Restriction Period on all outstanding Restricted Stock Grants shall automatically expire and all restrictions imposed under such Restricted Stock Grants shall immediately lapse; and

(iii) Each Grantee of a Performance Award for an Award Period that has not been completed at the time of the Change in Control shall be deemed to have earned a minimum Performance Award equal to the product of (y) such Grantee's maximum award opportunity for such Performance Award, and (z) a fraction, the numerator of which is the number of full and partial months that have elapsed since the beginning of such Award Period to the date on which the Change in Control occurs, and the denominator of which is the total number of months in such Award Period; *provided, however,* that nothing in this subsection shall prejudice the right of the Grantee to receive a larger payment under such Performance Award pursuant to the terms of the Award or under any other plan of the Company.

(b) Change in Control. For purposes of the 1998 Plan, a Change in Control shall mean the happening of any of the following events:

(i) The acquisition by any "person," as that term is used in Sections 13(d) and 14(d) of the 1934 Act (other than (w) the Company, (x) any subsidiary of the Company, (y) any employee benefit plan or employee stock plan of the Company or a subsidiary of the Company or any trustee or fiduciary with respect to any such plan when acting in that capacity, or (z) Lilly Endowment, Inc.,) of "beneficial ownership," as defined in Rule 13d-3 under the 1934 Act, directly or indirectly, of 15% or more of the shares of the Company's capital stock the holders of which have general voting power under ordinary circumstances to elect at least a majority of the Board of Directors of the Company (or which would have such voting power but for the application of the Indiana Control Share Statute) ("Voting Stock");

(ii) the first day on which less than two-thirds of the total membership of the Board of Directors of the Company shall be Continuing Directors (as that term is defined in Article 13(f) of the Company's Articles of Incorporation);

(iii) approval by the shareholders of the Company of a merger, share exchange, or consolidation of the Company (a "Transaction"), other than a Transaction which would result in the Voting Stock of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the Voting Stock of the Company or such surviving entity immediately after such Transaction; or

(iv) approval by the shareholders of the Company of a complete liquidation of the Company or a sale or disposition of all or substantially all the assets of the Company.

11. General Provisions.

(a) Prohibitions Against Transfer. (i) Except as provided in part (ii) of this subparagraph, only a Grantee or his or her authorized legal representative may exercise rights under a Grant. Such persons may not transfer those rights. The rights under a Grant may not be disposed of by transfer, alienation, pledge, encumbrance, assignment, or any other means, whether voluntary, involuntary, or by operation of law, and any such attempted disposition shall be void; provided, however, that when a Grantee dies, the personal representative or other person entitled under a Grant under the 1998 Plan to succeed to the rights of the Grantee ("Successor Grantee") may exercise the rights. A Successor Grantee must furnish proof satisfactory to the Company of his or her right to receive the Grant under the Grantee's will or under the applicable laws of descent and distribution.

(ii) Notwithstanding the foregoing, the Committee may, in its discretion and subject to such limitations and conditions as the Committee deems appropriate, grant nonqualified stock options on terms which permit the Grantee to transfer all or part of the stock option, for estate or tax planning purposes or for donative purposes, and without consideration, to a member of the Grantee's immediate family (as defined by the Committee), a trust for the exclusive benefit of such immediate family members, or a partnership, corporation or limited liability company the equity interests of which are owned exclusively by the Grantee and/or one or more members of his or her immediate family. No such stock option or any other Grant shall be transferable incident to divorce. Subsequent transfers of a stock option transferred under this part (ii) shall be prohibited except for transfers to a Successor Grantee upon the death of the transferee.

(b) Substitute Grants. The Committee may make a Grant to an employee of another corporation who becomes an Eligible Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company in substitution for a stock option, performance award, or restricted stock grant granted by such other corporation ("Substituted Stock Incentive"). The terms and conditions of the substitute Grant may vary from the terms and conditions that would otherwise be required by the 1998 Plan and from those of the Substituted Stock Incentives. The Committee shall prescribe the exact provisions of the substitute Grants, preserving where practical the

provisions of the Substituted Stock Incentives. The Committee shall also determine the number of shares of Lilly Stock to be taken into account under Section 4.

(c) Subsidiaries. The term "subsidiary" means a corporation, limited liability company or similar form of entity of which Eli Lilly and Company owns directly or indirectly 50% or more of the voting power.

(d) Fractional Shares. Fractional shares shall not be issued or transferred under a Grant, but the Committee may pay cash in lieu of a fraction or round the fraction.

(e) Compliance with Law. The 1998 Plan, the exercise of Grants, and the obligations of the Company to issue or transfer shares of Lilly Stock under Grants shall be subject to all applicable laws and regulations and to approvals by any governmental or regulatory agency as may be required. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory law or government regulation. The Committee may also adopt rules regarding the withholding of taxes on payment to Grantees.

(f) Ownership of Stock. A Grantee or Successor Grantee shall have no rights as a shareholder of the Company with respect to any shares of Lilly Stock covered by a Grant until the shares are issued or transferred to the Grantee or Successor Grantee on the Company's books.

(g) No Right to Employment or to Future Grants. The 1998 Plan and the Grants under it shall not confer upon any Grantee the right to continue in the employment of the Company or as a member of the Board or affect in any way (i) the right of the Company to terminate the employment of a Grantee at any time, with or without notice or cause, or (ii) any right of the Company or its shareholders to terminate the Grantee's service on the Board. The receipt of one or more Grants by a Grantee shall not confer upon the Grantee any rights to future Grants.

(h) Foreign Jurisdictions. The Committee may adopt, amend, and terminate such arrangements and make such Grants, not inconsistent with the intent of the 1998 Plan, as it may deem necessary or desirable to make available tax or other benefits of the laws of foreign jurisdictions to Grantees who are subject to such laws. The terms and conditions of such foreign Grants may vary from the terms and conditions that would otherwise be required by the 1998 Plan.

(i) Governing Law. The 1998 Plan and all Grants made under it shall be governed by and interpreted in accordance with the laws of the State of Indiana, regardless of the laws that might otherwise govern under applicable Indiana conflict-of-laws principles.

(j) Effective Date of the 1998 Plan. The 1998 Plan was originally effective on April 20, 1998. As amended and restated, the 1998 Plan shall become effective upon its approval by the Company's shareholders at the annual meeting to be held on April 17, 2000, or any adjournment of the meeting.

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana
USA 46285
www.lilly.com

Trademarks appearing in the Proxy Statement:

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